FORM 6 - K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the month of April 2006

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes                   No     X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This report consists of an English translation of the original Spanish language version of a Venezuelan filing of the financial statements of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) as of and for the period ended on December 31, 2005, prepared according to Venezuelan GAAP, which differ in certain important respects from US GAAP, as filed with the Venezuela National Commission on Securities on March 10, 2006.

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

ENGLISH TRANSLATION

Caracas, March 10, 2006

Comisión Nacional de Valores

Attention:	Dr. Fernando J. De Candia Ochoa President

Dear Dr. De Candia Ochoa,

In accordance with the requirements of the “Periodic or Occasional Information Reporting Norms to Be Submitted by Individuals Regulated by the Venezuelan National Commission on Securities” (“Normas Relativas a la Información Periódica u Ocasional que Deben Suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores”), attached please find the Financial Statements as of and for the period ended December 31, 2005, which includes its respective notes, that are presented comparative to the previous year ago period (2004).

I will make myself available should you need any clarification or additional information.

Sincerely yours,

/s/ Gregorio Tomassi
Gregorio Tomassi
Head of Strategic Planning and Investor Relations Cantv

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

Consolidated Financial Statements as of December 31, 2005 and 2004 and for the years ended December 31, 2005 and 2004

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2005 AND 2004

(In millions of bolivars)

	NOTE	2005	2004
ASSETS

NON-CURRENT ASSETS:
Property, plant and equipment, net	7	3,483,063	3,423,333
Cellular concession, net	4	150,088	155,769
Long-term accounts receivable from Venezuelan Government entities	11	64,377	18,266
Deferred income tax asset	19	830,231	472,823
Information systems (software), net	8	342,349	265,700
Other assets	9	71,433	125,137

Total non-current assets		4,941,541	4,461,028

CURRENT ASSETS:
Other current assets		62,552	63,321
Inventories, spare parts and supplies, net	10	312,255	254,056
Accounts receivable from Venezuelan Government entities	11	188,095	182,007
Accounts receivable, net	12	687,039	468,630
Cash and temporary investments	13	1,098,629	967,543

Total current assets		2,348,570	1,935,557

Total assets		7,290,111	6,396,585

STOCKHOLDERS’ EQUITY AND LIABILITIES

STOCKHOLDERS’ EQUITY:
Capital stock	14	2,151,299	2,151,299
Additional paid-in capital	14	33,049	33,724
Legal reserve	14	215,130	215,130
Translation adjustment and other	14	257	111,767
Workers’ benefit shares	14	(81,983)	(80,403)
Retained earnings	14	1,347,638	1,524,116

Attributable to equity holders of the Company		3,665,390	3,955,633

Minority interest		3,679	4,837

Total stockholders’ equity		3,669,069	3,960,470

LIABILITIES:

NON-CURRENT LIABILITIES:
Long-term debt	15	63,338	92,837
Deferred income tax liability	19	—	73,274
Provision for legal and tax contingencies	21	134,513	77,717
Pension and other post-retirement benefit obligations	16	1,230,166	655,953

Total non-current liabilities		1,428,017	899,781

CURRENT LIABILITIES:
Current portion of the long-term debt	15	40,992	169,605
Accounts payable		1,161,580	742,117
Accrued employee benefits		92,608	78,413
Current portion of pension and other post-retirement benefit obligations	16	348,532	95,983
Income tax payable		77,352	56,303
Dividends payable		—	23,568
Deferred revenue		184,518	143,802
Other current liabilities	17	287,443	226,543

Total current liabilities		2,193,025	1,536,334

Total liabilities		3,621,042	2,436,115

Total stockholders’ equity and liabilities		7,290,111	6,396,585

The accompanying notes are an integral part of the consolidated financial statements

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In millions of bolivars, except information per share and per ADS)

	NOTE	2005	2004
OPERATING REVENUES:
Local services		912,042	891,685
Domestic long distance		296,380	280,799

Local and domestic long distance		1,208,422	1,172,484

International long distance		113,380	106,159
Net settlements		2,055	(2,015)

International long distance		115,435	104,144
Fixed to mobile outgoing calls		751,561	612,784
Interconnection incoming		97,963	81,890
Data transmission		542,112	385,343
Other wireline-related services		200,662	170,893

Total wireline services		2,916,155	2,527,538
Wireless services		1,550,489	982,436
Wireless equipment sales		431,169	195,077

Total wireless services		1,981,658	1,177,513
Other		190,579	130,608

Total operating revenues		5,088,392	3,835,659

OPERATING EXPENSES:
Labor and benefits		898,016	747,451
Operations, maintenance, repairs and administrative		1,217,369	1,032,199
Cost of sales of wireless equipments		743,556	259,181
Additional pension obligation due to Supreme Court ruling		694,916	44,426
Provision for uncollectibles	16	35,068	83,050
Interconnection costs		534,494	385,256
Depreciation and amortization		827,692	857,680
Concession and other taxes	4	295,161	233,019
Gain on sale of investments in equity	9	(71,260)	(14,954)
Other income, net		(461)	(2,805)

Total operating expenses		5,174,551	3,624,503

Operating (loss) income		(86,159)	211,156

INTEREST INCOME AND EXCHANGE GAIN, NET	18	91,022	47,953

Income before income tax		4,863	259,109

INCOME TAX:
Current	19	(147,881)	(91,193)
Deferred	19	357,426	257,728

Total income tax - benefit		209,545	166,535

Net income		(204,682)	92,574

Net income attributable to:
Equity holders of the Company		213,929	423,463
Minority interest		479	2,181

Net income		214,408	425,644

Basic and diluted earnings per share		276	549

Basic and diluted earnings per ADS (based on 7 shares per ADS)		1,934	3,840

Weighted average shares outstanding (in millions)		776	776

The accompanying notes are an integral part of the consolidated financial statements

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In millions of bolivars)

			Attributable to equity holders of the Company
	NOTE		Capital stock	Treasury stock	Additional paid-in capital	Legal reserve	Translation and other adjustments	Workers’ benefits shares	Retained earnings	Minority interest	Total stockholders’ equity
Balance as of December 31, 2003			2,528,017	(376,718)	33,941	272,941	75,678	(81,914)	1,562,389	3,181	4,017,515
Net income			—	—	—	—	—	—	423,463	2,181	425,644
Dividends declared and approved	14		—	—	—	—	—	—	(519,547)	(525)	(520,072)
Workers’ benefit shares			—	—	(217)	—	—	1,511	—	—	1,294
Cancellation of treasury stock	14		(376,718)	376,718	—	—	—	—	—	—	—
Release of excess of legal reserve	14		—	—	—	(57,811)	—	—	57,811	—	—
Valuation of available for sale investments, net of realization	3	(y)	—	—	—	—	36,089	—	—	—	36,089

Balance as of December 31, 2004			2,151,299	—	33,724	215,130	111,767	(80,403)	1,524,116	4,837	3,960,470
Net income			—	—	—	—	—	—	213,929	479	214,408
Dividends declared and approved	14		—	—	—	—	—	—	(390,407)	(1,637)	(392,044)
Workers’ benefit shares			—	—	(675)	—	—	(1,580)	—	—	(2,255)
Valuation of available for sale investments, net of realization	3	(y)	—	—	—	—	(111,510)	—	—	—	(111,510)

Balance as of December 31, 2005			2,151,299	—	33,049	215,130	257	(81,983)	1,347,638	3,679	3,669,069

The accompanying notes are an integral part of the consolidated financial statements

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In millions of bolivars)

	NOTE	2005	2004
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income		214,408	425,644
Adjustments to reconcile net income to net cash provided by operating activities -
Exchange gain, net		(32,843)	(3,910)
Minority interest		(479)	(2,181)
Depreciation and amortization		827,692	857,680
Current income tax		147,881	91,193
Deferred income tax (benefit)		(357,426)	(257,728)
Provision for inventories obsolescence		912	46,491
Provision for legal and tax contingencies		68,878	60,320
Additional pension obligation due to Supreme Court ruling		694,916	44,426
Provision for uncollectibles		35,068	83,050
Gain on sale of investments in equity		(71,260)	(14,954)

Changes in current assets and liabilities -
Accounts receivable		(250,266)	(106,361)
Accounts receivable from Venezuelan Government entities		(6,088)	(75,764)
Inventories, spare parts and supplies		(59,111)	(227,178)
Other current assets		769	(12,586)
Accounts payable		394,857	333,119
Accrued employee benefits		14,195	1,977
Current portion of pension and other post-retirement benefit obligations		252,549	87,871
Income tax payable		(126,832)	(52,817)
Deferred revenues		40,716	20,481
Other current liabilities		(12,356)	22,501

Changes in non current assets and liabilities -
Long-term accounts receivable from Venezuelan Government entities		(46,111)	6,076
Other assets		52,867	37,438
Provision for legal and tax contingencies		(12,082)	(47,268)
Pension and other post-retirement benefit obligations		(120,703)	82,084

Net cash provided by operating activities		1,650,151	1,399,604

CASH FLOWS USED IN INVESTING ACTIVITIES:
Acquisition of information systems (software)	8	(177,573)	(38,619)
Acquisition of property, plant and equipment	7	(867,339)	(504,239)
Disposal of information systems (software) and other adjustments	8	35,840	(10,980)
Disposal of property, plant and equipment and other adjustments	7	50,682	35,578

Net cash used in investing activities		(958,390)	(518,260)

CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from borrowings		69,095	44,505
Payments of debt		(243,007)	(204,902)
Dividends paid		(415,133)	(563,064)
Purchase (assignment) of shares for workers benefit fund		(2,255)	1,294

Net cash used in financing activities		(591,300)	(722,167)

Increase in cash and temporary investments before effect of exchange rate changes on cash and temporary investments		100,461	159,177

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND TEMPORARY INVESTMENTS:		30,625	27,496

Increase in cash and temporary investments		131,086	186,673

CASH AND TEMPORARY INVESTMENTS:
Beginning of the year		967,543	780,870

End of the period	13	1,098,629	967,543

SUPPLEMENTARY INFORMATION:
Unpaid dividends		—	23,568

Cash paid during the period for -
Interest		14,447	22,741

Taxes		419,665	391,203

The accompanying notes are an integral part of the consolidated financial statements

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

NOTE 1 - EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH:

The consolidated financial statements were originally issued in Spanish and have been translated into English.

NOTE 2 - COMPANY BACKGROUND:

Compañía Anónima Nacional Teléfonos de Venezuela (referred to below as CANTV or the Company) is the primary provider of telecommunications services in Venezuela, and the owner of a nationwide basic telecommunications network through which it provides local, domestic and international wireline telephone service, and private networks, data, public telephone, rural and telex services. In addition, CANTV provides other telecommunications services including national wireless communications, Internet access and publication of telephone directories through its principal subsidiaries: Telecomunicaciones Movilnet, C.A. (Movilnet), CANTV.Net, C.A. (CANTV.Net) and C.A. Venezolana de Guías (Caveguías) (Note 3 (d) - Summary of significant accounting principles and policies - Consolidation).

CANTV was incorporated in Venezuela on June 20, 1930. The Company’s registered office is located at Avenida Libertador, Centro Nacional de Telecomunicaciones, Nuevo Edificio Administrativo, Piso 1, Apartado Postal 1226, Caracas, Venezuela 1010.

The Company’s shares are listed in the Caracas Stock Exchange and the New York Stock Exchange.

The Company’s consolidated financial statements were approved for issue by the Board of Directors on February 22, 2005.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES:

The Company’s most significant accounting principles and policies for the preparation of the consolidated financial statements are described as follows. These practices and policies have been consistently applied for all years presented, unless otherwise indicated.

a) Basis of presentation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB), which comprise: (i) IFRS, (ii) International Accounting Standards (IAS) and (iii) International Financial Reporting Interpretations Committee (IFRIC) or the former Standing Interpretations Committee (SIC), and under the historical cost convention (Note 3 (c) - Adjustment for inflation).

Pursuant to Resolution No. 157-2004 published in the Official Gazette of Venezuela No. 38,085 dated December 13, 2004, the Comisión Nacional de Valores (CNV) (the Venezuelan National Securities Commission) resolved that companies making public securities offers under the Capital Markets Law must prepare and present their financial statements adjusted to IFRS beginning January 1, 2006 with IFRS becoming effective on January 1, 2005. Early adoption is permitted. On December 8, 2005, CNV issued Resolution No. 177-2005 resolving to postpone the requirement to prepare financial statements under IFRS until the Venezuelan Federation of Public Accountants adopts IFRS as accounting principles generally accepted in Venezuela. However, early adoption of IFRS is permitted upon the compliance of certain requirements.

The Company’s consolidated financial statements as of December 31, 2005 are covered by IFRS 1, “First-time adoption of IFRS”, because they are part of the first financial statements prepared in accordance with IFRS. IFRS 1 is applied when the entity adopts IFRS for the first time and, in general requires the entity to comply with each IFRS effective on the date of the preparation of the first financial statements prepared under IFRS. In addition, IFRS 1 includes certain exemptions for some requirements from other IFRS (Note 5 (a) - Transition to IFRS - Basis of transition to IFRS).

The Company’s consolidated financial statements were prepared in accordance with generally accepted accounting principles in Venezuela (VenGAAP) until December 31, 2004. The legal consolidated financial statements for 2004, previously presented in accordance with VenGAAP, were restated only for comparative purposes. Reconciliations and description of the transition to IFRS effects in assets, liabilities, equity, net income and cash flow are presented in Note 5 - Transition to IFRS.

New accounting standards and IFRIC interpretations

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after January 1, 2006 or later periods but which the Company has not early adopted, as follows:

•	IAS 19 (Amendment), “Employee benefits” (effective from January 1, 2006). This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Company does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment will only impact the format and extent of disclosures presented in the accounts. The Company will apply this amendment from annual periods beginning January 1, 2006.

•	IAS 39 (Amendment), “Cash flow hedge accounting of forecast intragroup transactions” (effective from January 1, 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements provided certain conditions are met. This amendment is not relevant to the Company’s operations, as the Company does not have any intragroup transactions that would qualify as a hedged item.

•	IAS 39 (Amendment), “The fair value option” (effective from January 1, 2006). This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. The Company believes that this amendment should not have a significant impact on the classification of financial instruments. The Company will apply this amendment to annual periods beginning January 1, 2006.

•	IAS 39 and IFRS 4 (Amendment), “Financial guarantee contracts” (effective from January 1, 2006). This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognized at their fair value and subsequently measured at the higher of: (a) the unamortized balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. Management considered this amendment to IAS 39 and concluded it is not relevant to the Company.

•	IFRS 1 (Amendment), “First-time Adoption of International Financial Reporting Standards” and IFRS 6 (Amendment), “Exploration for evaluation of mineral resources” (effective from January 1, 2006). These amendments are not relevant to the Company’s operations as it does not carry out exploration for an evaluation of mineral resources.

•	IFRS 6, “Exploration for evaluation of mineral resources” (effective from January 1, 2006). These amendments are not relevant to the Company’s operations as it does not carry out exploration for an evaluation of mineral resources.

•	IFRS 7, “Financial instruments: disclosures, and a complementary amendment to IAS 1, presentation of financial statements - capital disclosures” (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risks, liquidity risks and market risks, including sensitivity analysis to market risk. It replaces IAS 30. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. Management is currently assessing the impact of IFRS 7 on the Company’s operations. The Company will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

•	IFRIC 4, “Determining whether an arrangement contains a lease” (effective from January 1, 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfillment of the arrangement is dependent on the use of a specific asset or assets; and (b) the arrangement conveys a right to use the asset. Management is currently assessing the impact of IFRIC 4 on the Company’s operations.

•	IFRIC 5, “Rights to interest arising from decommissioning, restoration and environmental rehabilitation funds” (effective from January 1, 2006). IFRIC 5 is not relevant to the Company’s operations.

•	IFRIC 6, “Liabilities arising from participating in a specific market - Waste electrical and electronic equipment” (effective from December 1, 2005). IFRIC 6 is not relevant to the Company’s operations.

b) Use of estimates in the preparation of financial statements

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of income and expense recognized during the reporting period. Actual results may differ from those estimates.

Significant judgments and main assumptions made in the application of accounting principles are indicated in the following sections of this note.

c) Adjustment for inflation

IAS 29, “Financial reporting in hyperinflationary economies” is applied to the financial statements of the entities whose function currency is the currency of a hyperinflationary economy. The functional and presentation currency of CANTV is the Venezuelan bolivar (Bs)

According to this standard, an economy is considered as hyperinflationary if the following conditions exist:

a)	The general population prefers to keep its wealth in non-monetary assets or in a relatively stable foreign currency.

b)	The general population regards monetary amounts not in terms of the local currency but in terms of a relatively stable foreign currency.

c)	Sales and purchases on credit take place at prices that compensate for the expected loss of purchasing power during the credit period.

d)	Interest rates, wages and prices are linked to a price index.

e)	The cumulative inflation rate over three years is approaching, or exceeds, 100%.

For IAS 29 purposes, Venezuela was considered as a hyperinflationary economy until December 31, 2003, for which, non-monetary assets and liabilities (fixed assets, inventories, intangibles and deferred income) and equity accounts include the effects of the inflation until that date. Beginning January 1, 2004, all new transactions are recorded and kept at their original nominal values; non-monetary assets and liabilities originated before January 1, 2004 are kept at their original value at constant bolivars as of December 31, 2003.

During the years ended December 31, 2005 and 2004, the annual inflation was 14.4% and 19.2% according to the consumer price index for the Metropolitan Area of Caracas as published by Banco Central de Venezuela (BCV) (Venezuelan Central Bank), and the cumulative inflation over the three years then ended was 73.2% and 98.7%, respectively.

d) Consolidation

The consolidated financial statements include CANTV and all its majority-owned subsidiaries.

CANTV’s principal subsidiaries are: Movilnet, CANTV.Net, Caveguías and CANTV Finance Ltd. (CANTV Finance). The Company also consolidates the workers’ benefit fund (Note 14 - Stockholders’ equity - Workers’ benefit fund). All subsidiaries are wholly owned, except for Caveguías which is 80% owned.

All significant intercompany balances and transactions among the companies are eliminated in consolidation. The accounting practices and policies used by the Company’s subsidiaries have been adapted to be consistent to the ones used by CANTV.

e) Segment reporting

A business segment is a separate group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments (Note 22 - Segment reporting). Substantially all of the Company’s businesses are conducted in Venezuela and substantially all its assets are located in Venezuela.

f) Property, plant and equipment and depreciation and amortization

Property, plant and equipment is recorded at acquisition or construction cost, net of accumulated depreciation. Property, plant and equipment includes the costs of materials used, as well as direct labor costs and other allocable costs incurred in connection with construction work in progress. Maintenance and repair costs are expensed when incurred while major improvements (including technological upgrades) and renewals that extend the assets’ useful lives or asset capability are capitalized. Interest incurred in connection with the construction of capital projects is not capitalized. Upon disposal of fixed assets, the cost and accumulated depreciation are removed from fixed asset accounts, and any gain or loss is recognized in the Company’s consolidated statement of operations.

Depreciation is calculated using the straight-line method over the estimated useful lives of fixed assets.

Due to rapid changes in technology and new competitors, selecting the estimated economic life of telecommunications plant and equipment requires a significant amount of judgment. The Company annually reviews data on expected utilization of new equipment, asset retirement activity and net salvage values to determine adjustments to depreciation rates.

In 2004, based on technical studies, the Company revised and prospectively changed the depreciation periods of certain equipment from the cellular network related to second generation mobile services changing the useful lives from seven to five years, and certain radio base components changing the useful lives from seven to three years. Company management considers that as of December 31, 2005 and 2004, in accordance with applicable accounting principles, there is no impairment in the carrying value of this group of assets.

The estimated useful lives as of December 31, 2005 are as follows:

Useful lives (Years)
Plant:
Wireline telecommunications
Transmission equipment	3 to 20
Access Network	7 to 32
Commutation equipment	13
Other	13
Wireless telecommunications
Data transmission	7
Commutation equipment	7
Radio Bases	7
Other	2 to 20
Other telecommunications services	2 to 13
Buildings and facilities	5 to 25
Furniture and equipment	3 to 7
Vehicles	3 to 5

g) Computer software and amortization

The cost of certain projects and computer systems (software) for internal use and upgrades that extend the assets’ useful lives or capabilities are capitalized as assets and classified as information systems. The cost of these assets is amortized over a period of between three and seven years. This account includes software acquired, developed or modified solely to meet the internal needs of the Company and is not for sale. Software maintenance and modification expenses that do not increase its functionality are expensed when incurred.

Software acquired is capitalized on the basis of the costs incurred to acquire and bring to use the specific software. Costs related to the research phase of an internally developed software project are recognized as an expense, and the costs of developing software applications are capitalized if the cost exceeds the amount of U.S.$10,000, and the post-implementation and operation expenses are recognized as expense. Amortization is calculated using the straight-line method over the estimated useful life.

The Company does not hold intangible assets with indefinite useful lives.

h) Impairment of long-lived assets

The Company assesses impairment of long-lived assets, including intangible assets, whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The recoverable amount is the higher of an assets’ fair value less cost to sell and value in use. The value in use is the present value of the projection of discounted cash flows estimated to be generated by these assets or upon disposal. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, these assets are written down to their estimated recoverable values. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

Company management considers that as of December 31, 2005 and 2004, in accordance with applicable accounting principles, there is no impairment in the carrying value of its long-lived assets. In addition, management considers that the estimates of future cash flows are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of those long-lived assets. These unforeseen changes include significant technological changes, timely tariff approvals and macroeconomic changes, among others.

i) Investments

Investments in equity and obligations are classified as “available for sale” and measured at their estimated realizable or fair value. The change in their fair values is presented in the statements of changes in stockholders’ equity, under Translation and other adjustments, until their sale.

j) Inventories, spare parts and supplies, net

Inventories, spare parts and supplies are recorded at acquisition cost, net of reserves, which does not exceed their net realizable value. Certain inventories, spare parts and supplies whose original nominal cost per unit is low are expensed when purchased. Cost is determined using the average method.

The provision for inventory obsolescence is determined based on an analysis performed on the specific turnover of materials and supplies and the provision for net realizable value is recorded monthly based on the lower of the specific net market price of wireline and wireless terminal equipment for sale and the book value.

Current conditions in the local and global economies have a certain level of uncertainty. As a result, it is difficult to estimate the level of growth or contraction for the economy as a whole. It is even more difficult to estimate growth or contraction in various parts of the economy, including the markets in which the Company participates. Because all components of Company’s budgeting and forecasting are dependent upon estimates of growth or contraction in the markets it serves and demand for its products or services, the prevailing economic uncertainties render estimates of future demand for product or services more difficult. Such economic changes may affect the sales of the Company’s products and its corresponding inventory levels, which would potentially impact the valuation of its inventory.

k) Accounts receivable and provision for uncollectible accounts

Accounts receivable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of accounts receivable is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Adjustments on original face value, to initially recognized accounts receivables from Venezuelan government entities at its present value at origination date, are recognized in the income statement as a reduction of revenues.

The Company maintains a provision for uncollectible accounts at a level deemed adequate to provide for potentially uncollectible receivables. The balance of this allowance for uncollectible accounts is continuously assessed by management using several factors that affect the collectibility of accounts receivable and adjusted as appropriate. Based on the analyses, as of December 31, 2005, the Company recorded a provision equal to 2.0% of wireline services accounts receivable, 4% for wireless services accounts receivable, and 10% for Internet and other voice services. Additionally, a review of the age and status of receivables is performed, designed to identify risks on individual accounts and groups of accounts in order to provide those accounts with an allowance on a continuous basis.

A full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after performing several collection efforts following non-payment by wireline and wireless subscribers. Such permanent disconnections generally occur within 90 days.

Changes in external factors, such as economic environment, may impact the estimations. The Company believes that its allowance for doubtful accounts at year end 2005 and 2004 is adequate and proper. However, if the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

l) Cash and temporary investments

Cash and temporary investments include short-term and highly liquid investments, having maturities of three months or less and are considered cash equivalents. Foreign exchange gains on cash and temporary investments are reflected as a separate caption in the consolidated statement of cash flows.

As of December 31, 2005 and 2004, bonds received from the Government of the Bolivarian Republic of Venezuela (the Government) are classified as available-for-sale and most of them are presented as temporary investments since their maturity date is less than three months.

m) Provision for tax and legal contingencies

The Company’s management records a provision for those legal and tax contingencies, which are probable and can be measured with sufficient reliability, based on the opinion of legal counsel (Note 21 - Commitments and contingencies). The Company’s management believes that its recorded provision for contingencies as of December 31, 2005 and 2004 is adequate and proper to cover the identified risks. However, accruals are based on developments to date and the final outcome of litigation may be different than expected.

n) Revenue recognition

Revenue for telecommunications services, including wireless services, Internet access and data transmission are recognized in the period in which services are rendered based on minutes of use, monthly charges for basic rent and special services, all net of promotional discounts. Revenue from settlement of traffic with international telecommunications carriers is recognized on a net basis and based on estimates of traffic volume and rates. Advertising revenue and related telephone directory printing costs are recognized upon publication and distribution of directories. Revenue related to phone handset sales is recognized when the equipment is delivered and accepted by the customer or distributor.

The Company records as deferred revenue billed services not rendered, such as submarine cable usage, unlimited plans for Internet access, amounts related to unused prepaid cards, monthly advanced charges for telecommunications services and telephone directories. Earned revenues pending for billing are included in accounts receivable.

Deposits received from subscribers from wireline service activation are recorded as a liability when reimbursable (Note 17 - Other current liabilities).

Revenue from wireless line activation fees charged to customers is deferred and recognized periodically over the estimated average time that services are expected to be rendered.

Customer arrangements that include both equipment and services sold in bundled packages are evaluated to determine whether the elements are separable based on objective evidence. If the elements are deemed separable, total consideration is allocated based on the relative fair values of the separate elements and the revenue associated with each element is recognized as earned. If the elements are not deemed separable, total consideration is deferred and recognized ratably over the longer of the contractual period or the expected customer relationship period.

The Company has agreements with third parties to act as exclusive authorized agents to capture and provide wireless services to new customers. The Company also has agreements with strategic partners to provide for Telecommunication Center franchises. The Company is required to pay the sales incentives established by type of service rendered. Sales incentives earned by the authorized agents and Telecommunication Centers are accrued based on services rendered and recorded as a reduction of revenues in the corresponding caption, depending on the related services.

The Company has agreements with customers, in which certain equipments are sold including modems, personal computers, among others, financed without charging interest. These revenues and the corresponding accounts receivable are recognized at present value using the effective interest method. Interest income is recognized on a time-proportion basis using the effective interest method.

o) Cost and expense recognition

Costs and expenses are recognized on an accrual basis.

The Company, through its business units, performs multiple market studies to develop new products and services to remain competitive, which are recognized as operating expenses as incurred. These activities are not considered as research and development expenses by the Company.

Advertising is recognized as operating expenses as incurred. During the years ended December 31, 2005 and 2004, advertising expenses were Bs 90,465 and Bs 87,600, respectively.

p) Income tax

Income tax is calculated based upon taxable income, which is different from income before tax. Venezuelan tax legislation does not permit consolidation of results of subsidiaries for tax purposes. Tax credits for new investment in property, plant and equipment reduce income tax for the year in which such assets are placed in service. Investment tax credits generated until December 31, 2004 are permitted to be carried forward for three years, and subsequent to that date no investment tax credits can be generated according to the Income Tax Law. Tax losses generated during the year, except those from tax inflation adjustment, are permitted to be carried forward for three years. Venezuelan tax regulations provided for a business assets tax, which remained in effect until August 2004 and was equivalent to a minimum tax calculated based on inflation-adjusted net assets (Note 19 - Taxes).

The Company records income taxes in accordance to IAS 12 “Accounting for income taxes” (IAS 12), which requires the recognition of assets and liabilities for the accounting of income taxes. Under this method, deferred income taxes reflect the net effect of the tax consequences expected in the future as a result of: (a) “Temporary differences” due to the application of statutory tax rates applicable in future years over the differences between the amounts according to the balance sheet and the tax base of existing assets and liabilities and; (b) Tax credits and losses carry forwards. In addition, under IAS 12, the effects on deferred taxes of changes in tax rates are recognized in the income of the year. A deferred tax asset is recognized if it is probable that future tax income will be generated to be used. The main items generating deferred taxes are the differences between tax and book bases of property, plant and equipment, pension and other port-retirement benefit obligation liabilities, net and some provisions which will be deductible in future years.

The Company’s management considers the estimates of future taxable income to be reasonable and sufficient to realize the recognized deferred tax assets.

q) Employee severance benefits and other benefits

The costs of defined contributions to employee severance benefits are calculated and recorded on an accrual basis in accordance with the Venezuelan Labor Law and the Company’s current collective bargaining agreement. Under the current Venezuelan Labor Law, employees earn a severance indemnity equal to five days’ salary per month, up to a total of 60 days per year of service, with no retroactive adjustment. Labor-related indemnities are earned once an employee has completed three months of continuous service and are recorded on an accrual basis. Beginning with the second year of service, the employee earns an additional two days’ salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days’ salary. Severance benefits must be calculated and paid monthly and either deposited in an individual trust or a severance fund, or accrued in the employer’s accounting records and bear interest as specified in writing by each employee. No additional payments and/or deposits related to past services are required.

In the event of unjustified termination, employees have the right to an additional indemnity payment of one month’s salary per year of service up to a maximum of 150 days of current salary. Furthermore, in the event of unjustified termination, the Venezuelan Labor Law requires payment of an additional severance benefit up to a maximum of 90 days of current salary based on length of employment. The Company recognizes the costs of this additional termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or (ii) providing termination benefits as a result of an offer made to encourage employees to voluntary terminate.

Additionally, the Venezuelan Labor Law requires a mandatory annual profit-sharing distribution to all employees in amounts of up to 120 days of salary. CANTV made distributions equal to 120 days salary for the years ended December 31, 2005 and 2004, totaling Bs 95,756 and Bs 74,368, respectively.

Employee entitlements to annual compensated leave are accrued as earned.

The Company has a workers’ benefit program designed, among other things, to reward employee excellence via the voluntary granting of Company shares (Note 14 - Stockholders’ equity - Worker’s benefit fund). This benefit is recognized as an expense when the shares are awarded to the worker and the amount is determined based on the market value at the date when the shares are granted. The Company does not grant stock purchase options, except for the matter indicated in Note 14 (e) - Stockholders’ Equity - Stock Option.

r) Pension plan and other post-retirement benefits

The costs of defined benefit pension plan and other post-retirement benefits relating to health care expenses are accrued based on actuarial calculations performed by independent actuaries using long-term nominal discount rates and salary increases to calculate projected benefit liabilities (Note 16 - Retirement benefits).

Actuarial gains and losses may result from differences between assumptions used for their estimates (including inflation rates) and actual results (Note 16 - Retirement benefits). Cumulative actuarial gains and losses in excess of 10% of the greater of projected benefit obligations and market-related value of plan assets are amortized over a period of four years, which is shorter than the expected average remaining future service of currently active employees and results in a faster recognition of cumulative actuarial gains and losses.

The measurement of pension obligations, costs and liabilities is dependent on a variety of assumptions including estimates of the present value of projected future pension payments to plan participants, consideration of the likelihood of potential future events such as minimum urban wages increases and demographic experience. These assumptions may have an effect on the amount and timing of future contributions, if any variation occurs. Additionally, the plan trustee conducts an independent valuation of the fair value of pension plan assets.

The discount rate enables us to state expected future cash flows at a present value on the measurement date. The Company is required to select a long-term rate that represents the market rate for high-quality fixed income investments or for Venezuelan government bonds, and considers the timing and amounts of expected future benefit payments. A lower discount rate increases the present value of benefit obligations and usually increases expense. The Company’s inflation assumption is based on an evaluation of external market indicators. The salary growth assumptions consider our long-term actual experience, the future outlook and assumed inflation. The expected return on plan assets reflects asset allocations, investment strategy and the views of investment managers. The actuarial values are calculated based on the Company’s specific experience combined with published statistics.

The Company provides certain medical benefits to substantially all retired employees and accrues actuarially determined postretirement benefit costs as active employees earn these benefits.

s) Foreign currency transactions

Foreign currency transactions are recorded at the bolivar exchange rate as of the transaction date. Outstanding balances of foreign currency assets and liabilities are translated into bolivars using the official and controlled exchange rate at the balance sheet date, which was Bs 2,150/U.S.$1 and Bs 1,920/U.S.$1 as of December 31, 2005 and 2004, respectively (Note 23 - Exchange control and Note 6 - Balances in foreign currency). Any exchange gain or loss from the translation of these balances or transactions is presented as exchange gain (loss), net in the interest income and exchange gain, net shown in the accompanying consolidated statement of operations (Note 18 - Interest income and exchange gain, net). The Company does not engage in hedging activities in connection with its foreign currency balances and transactions.

t) Fair value of financial instruments

Financial instruments are recorded in the balance sheet as part of the assets or liabilities at their corresponding fair market value. The carrying value of cash and cash equivalents, trade accounts receivable and accounts payable approximates their fair values since these instruments have short-term maturities. Management believes that their carrying amounts of CANTV’s and subsidiaries’ loans and other financing obligations subject to market-variable interest approximate fair value. The Company does not have any financial instruments that qualify as derivatives or embedded derivatives. The Company records transactions with financial instruments at their transaction date.

u) Concentration of credit risk

Although cash and temporary investments, accounts receivable and other financial instruments of CANTV and subsidiaries are exposed to a potential credit loss risk, Company’s management considers that this risk is adequately covered by recorded provisions. Cash and temporary investments include short-term financial investments, primarily certificates of deposit and commercial paper, which have maturities of three months or less, in institutions with high creditworthiness. Most of the Company’s accounts receivable are from a diversified group of customers and individually do not represent a significant credit risk. There is a concentration of Government accounts receivables (Note 11 - Accounts receivable from Venezuelan Government entities). There is also a concentration of credit risk due to the fact that subscriber accounts receivable are all from debtors of the same country.

v) Earnings per share

Earnings per share is calculated on 776,167,423 and 776,240,474 average common shares outstanding at December 31, 2005 and 2004, respectively. This number of shares excludes treasury shares and workers’ benefit shares. Basic and diluted earnings per share are the same for all the periods presented, since the Company did not have potentially dilutive instruments.

w) Dividend distribution

Dividend distribution to the Company’s stockholders is recognized as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

x) Market and liquidity risk

The carrying amounts of cash and temporary investments, receivables and payables, and short and long-term debt approximate their fair values.

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates.

The Company does not have derivative financial instruments in its investment portfolio. The Company limits investment risk by only investing in securities of the most solid companies and institutions. The Company is averse to investment loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk and investment risk; therefore, it mainly invests in those investments secured or guaranteed by its parent company abroad.

The Company mitigates default risk by investing, as permitted under the exchange regime, in highly liquid short-term financial investments in U.S. dollars, mainly certificates of deposit and commercial paper, which have maturities of three months or less. The Company does not anticipate any material loss with respect to its investment portfolio.

The majority of the Company’s indebtedness is denominated in foreign currencies, primarily in U.S. dollars and Japanese yen, which exposes the Company to market risk associated with changes in exchange and interest rates. The Company’s policy is to manage interest rate risk through the use of a combination of fixed and variable rates. The Company does not hedge against foreign currency exposures, but keeps cash reserves in U.S. dollars to meet financing obligations. Currently, U.S. dollars are not readily available due to the exchange control regime in effect since February 5, 2003 (Note 23 - Exchange control).

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of underlying businesses, the Company’s treasury aims to maintain flexibility in funding by keeping committed credit lines available.

y) Total recognized gains and losses (includes those recognized directly in equity)

Total recognized gains and losses represents changes in shareholders’ equity for the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity for the period, except those resulting from investments by owners and distributions to owners. During 2005 and 2004, the only component recorded directly in equity and not recognized in the statement of operations was the unrealized gains/losses from investments considered as available-for-sale.

NOTE 4 - CONCESSIONS AND REGULATION:

CANTV’s services and tariffs are regulated by the rules established in the Concession, the Telecommunications Law enacted in 2000 and its Regulations.

The Telecommunications Law along with its Regulations provide the general legal framework for the regulation of telecommunications services in Venezuela. Under this Law, suppliers of public telecommunications services, such as the Company, must operate under administrative licenses and concessions granted by the Government, which acts through the Ministry of Infrastructure.

CONATEL is an independent regulatory body under the direction of the Ministry of Infrastructure, created by presidential decree in September 1991 (CONATEL Decree), which has, among others, the authority to manage, regulate and control the use of Venezuela’s limited telecommunications services resources, granting of administrative licenses concessions, as well as recommend the approval of tariffs and collection of taxes. CONATEL, together with the Superintendencia para la Promoción de la Libre Competencia (Pro-Competencia) (Superintendency for the Promotion of Free Competition), is also responsible for the promotion and protection of free competition.

Concession Agreement

CANTV entered into a Concession Agreement (referred to as the Concession) with the Government of the Bolivarian Republic of Venezuela (referred to as the Government) in 1991 to provide, manage and operate national telecommunications services, including wireline telephone services, private networks and value-added services, guaranteeing high quality service, modernizing and expanding the local network, introducing progressive rate rebalancing and establishing a framework for the introduction of competition into the market. CANTV did not make an initial payment for this Government concession and for accounting purposes it was recognized at a symbolic minimum nominal amount. November 2000 marked the opening of the telecommunications market to competition and the entrance of new competitors (Note 21 - Commitments and contingencies - Concession mandates and Note 4 (c) - Regulation -Competition). Beginning June 12, 2000, the Company has been regulated by the Concession, the Telecommunications Law and its Regulations.

Significant terms of the Concession are as follows:

a)	The Concession established a special privilege regime of limited concurrence, through which the Government designated CANTV, except in certain circumstances, as the exclusive provider of basic telephone service, including local, national and international access until November 27, 2000. Beginning on that date, any party that obtains the corresponding administrative concession is permitted to provide basic telecommunications services nationwide.

b)	The Concession is for 35 years ending in 2026, and is renewable with no cost for an additional period of 20 years subject to the approval of the Ministry of Infrastructure and satisfactory performance by CANTV of its obligations under the Concession.

c)	Until December 31, 2000, CANTV paid the Government an annual 5.5% of billed services by means of a Concession tax. Beginning January 2001, the Company was required to pay up to 4.8% of gross revenues (Note 4 (a) - Regulation - Tax regime). These expenses are recorded on an accrual basis and presented in the accompanying consolidated statement of operations as Concession and other taxes totaling Bs 107,363 and Bs 94,852 for the years ended December 31, 2005 and 2004, respectively.

d)	The Concession specifies various penalties that may be imposed on CANTV for negligent or intentional violation of its provisions. Depending on the nature of the violation, penalties may include a public reprimand, a fine up to 1% of services billed, and/or the termination of the Concession. As of December 31, 2005, CANTV has not been penalized. Furthermore, penalties against CANTV for other concepts through December 31, 2005 have not been material.

e)	Upon any termination of the Concession, all of CANTV’s real estate, equipment, structures and facilities assets utilized in the performance of services under the Concession would be forfeited to the Government in exchange for a payment equal to the book value of such assets after depreciation or amortization recorded for income tax purposes.

Cellular Concession

On May 19, 1992, the Company purchased a cellular concession from the Government for Bs 230,766 (Bs 5,388 in nominal amounts) and established the subsidiary Movilnet to operate wireless communications. The cellular concession was granted for 20 years and is renewable with no cost for an additional 20-year period, subject to the satisfactory performance by Movilnet of its obligations under the concession. The amount paid for the cellular concession is being amortized over 40 years. As of December 31, 2005 and 2004, accumulated amortization is Bs 80,678 and Bs 74,997, respectively.

The cellular concession agreement specifies various penalties that may be imposed on Movilnet for negligent or intentional violation of its provisions. Depending on the nature of the violation, penalties may include a public reprimand, the imposition of fines proportionate to the damage caused and/or temporary suspension or termination of the concession. Through December 31, 2005, no penalties have been imposed on Movilnet under this concession agreement.

Beginning in 2001, the tax regime applicable to cellular telephony service operators was 9.3% of gross revenues and with periodic decreases of 1% per annum through 2005 (Note 4 (a) - Regulation - Tax regime).

For the years ended December 31, 2005 and 2004, the cellular concession tax expense included in the accompanying consolidated statement of operations is presented as Concession and other taxes and totalled to Bs 94,852 and Bs 72,645, respectively.

Value-Added Services Concession

The majority of the Company’s value-added services are provided directly by the Company’s wholly owned subsidiary, CANTV.Net. On October 5, 1995, the CONATEL granted to CANTV.Net the Value-Added Services Concession, which has an initial term of 10 years. The Value-Added Services Concession is renewable for another 10-year term, subject to certain conditions. Under the Value-Added Services Concession, CANTV.Net is granted the right to offer voice-mail services nationwide. Pursuant to the Telecommunications Law, CANTV.Net applied for the conversion of its Value-Added Concession into an administrative license. The conversion of concessions into administrative licenses had to be completed within two years following the enactment of the Telecommunications Law. CONATEL has not issued the administrative license to CANTV.Net. The Company is currently performing the necessary formalities to obtain the right to continue offering these services. The Value-Added Services Concession has been expanded to allow CANTV.Net to offer additional services such as Internet access. The Value Added Services Concession requires the payment to CONATEL of an annual concession fee equal to 4.3% of the revenues of CANTV.Net.

Regulation

a) Tax regime

Since 2001, the Telecommunications Law adopted a new tax regime applicable to all telecommunications service operators based on gross revenue. The new tax replaces the former annual tax and concession fee, which was 5.5% for wireline and 10% for wireless services. The new composite tax rate totals 4.8% and is comprised of the following: 2.3% activity tax, 0.5% CONATEL funding tax, up to 0.5% spectrum allocation tax, 1% Universal Service Fund tax and 0.5% Telecommunications Training and Development Fund tax. In addition, cellular service operators became subject to a supplementary tax of up to 4.5% of their gross revenue (excluding interconnection revenue), which decreases by 1% per annum through 2005 when it will be eliminated. This tax is 0.5% for 2005 and was 1.5% for 2004.

b) Tariffs

Telecommunications regulations establish that operators are free to set prices and that only tariffs from operators rendering services in a dominant position will be regulated. Regulation is founded in setting “price-caps.”

On February 22, 2001, pursuant to the Telecommunications Law, CONATEL established maximum tariffs effective March 10, 2001 and a new “price-cap” system under which the maximum tariffs may be adjusted based on a formula tied to the Wholesale Price Index (WPI) and the devaluation rate of the bolivar against the U.S. dollar. This system allows additional adjustments to established tariffs based on deviations of up to 7.5% in excess of or below the projected monthly estimates of those indices. If the accrued excess of the projected index deviates 7.5% above the projections, CONATEL must review official estimates on which the adjustment formula is based.

On May 30, 2002, CONATEL published the tariff regime for 2002 in the Official Gazette of Venezuela No. 37,454, pursuant to the new price-cap system, which became effective on June 15, 2002. This agreement sets forth the new scheme for residential telephony plans, which reduced the number of plans from seven to five, including a flat residential tariff and the prepaid tariff. The new plans established by the Company under that scheme are: “Limited Plan”, “Classic Plan” and “Talk More for Less Plan”, which replaced the five previous plans in effect through June 14, 2002. In the case of domestic and international long distance calls, CANTV was authorized to increase domestic and international long distance call services tariffs, which had not changed since June 2000, by a maximum of 19.70% and 12.83%, respectively.

In addition, the May 30, 2002 tariff agreement included two provisions for extraordinary adjustments. The first extraordinary adjustment was for residential, non-residential and public telephony for local and domestic long distance services, establishing the adjustment to the price-cap in September 2002 for any deviations between the projected variables in the agreement and the actual figures published by BCV. The extraordinary adjustment could be up to 4% and only required notification to CONATEL and to the general public through publication in the local press. On September 16, 2002, this extraordinary tariff adjustment became effective at the maximum 4% permitted. The second extraordinary adjustment related to fixed to mobile outgoing calls and international long distance services. This extraordinary adjustment was applicable only if significant deviations in devaluation occurred. This adjustment was executed only for fixed-to-mobile services, and on August 31, 2002, new price-caps became effective for fixed-to-mobile services and published in Official Gazette of Venezuela No. 37,506 dated August 15, 2002. Price-caps for international long distance services did not require extraordinary adjustments.

On February 13, 2003, as published in the Official Gazette of Venezuela No. 37,631, the Ministry of Production and Commerce and the Ministry of Infrastructure, instituted price controls on the maximum residential tariffs that fixed telecommunications operators may charge as a supplementary measure to the new exchange controls regime. The adoption of the price controls has delayed the approval of the new tariffs applicable to CANTV since 2003.

On April 27, 2003, new price-caps became effective pursuant to the tariff agreement published in the Official Gazette of Venezuela No. 37,669 dated April 10, 2003 only for non-residential customers and public telephony. Pursuant to the tariff review, during 2003 a regular base increase of 19% came into effect, distributed in three portions in April, July and October. Extraordinary adjustments came into effect in July and October 2003 and January 2004 of 2%, 2% and 5%, respectively. CONATEL also approved the application of a “Charge per call established” of Bs 28 (nominal) for non-residential customers, which is a unique charge for local calls.

Beginning August 4, 2004, the fixed to mobile calls price caps for residential, non-residential and public telephony services were adjusted, pursuant to the Official Gazette of Venezuela No. 37,983 published on July 20, 2004. The adjustment for residential and non-residential fixed to mobile tariffs were 7.4% and 6.3% for public telephony.

c) Competition

Pursuant to the Concession, prior to November 27, 2000, the Company was the sole provider of basic telephone services. During that period, the Ministry of Infrastructure could grant concessions to operate in population centers with 5,000 or fewer inhabitants if CANTV was not providing basic telephone services in such areas and did not contemplate doing so within two years, according to the network expansion and modernization plans established in the Concession.

In December 1996, the Ministry of Infrastructure granted a multi-service concession to Infonet Redes de Información C.A. (Infonet) to provide basic telecommunications services, except domestic and international long distance services, in population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. Additionally, similar concessions were granted in January 1998 to Corporación Digitel, C.A. (Digitel) (Note 24 - Intent of acquisition of Digitel) and Consorcio ELCA, C.A. (currently Digicel, C.A.) (Digicel) for the central and eastern regions of Venezuela, respectively.

On November 24, 2000, CONATEL issued regulations based on the Telecommunications Law, which established the basic regulatory framework to create an appropriate environment for new participants and allowing effective competition. These regulations rule the sector’s opening, interconnection, administrative authorizations and spectrum concessions.

In November 2000, CONATEL formally started the auction of frequencies for Wireless Local Loop (WLL) services. Thirteen qualified bidders were announced by CONATEL. Five regions were defined and in each region frequency was auctioned in different bands. Telcel, C.A. (Movistar) and Genesis Telecom, C.A. (Genesis) were two of the companies granted a concession. Additionally, CONATEL has granted administrative licenses to offer long distance services to the following companies: Convergence Communications de Venezuela (Convergence), Veninfotel Comunicaciones, C.A. (Veninfotel), Multiphone de Venezuela, C.A. (Multiphone), Telecomunicaciones New Global Telecom, S.A. (New Global Telecom), Totalcom Venezuela, C.A. (Totalcom), Etelix, Movistar, Entel Venezuela (Entel), LD Telecom Comunicaciones, C.A. (LD Telecom), Convergia de Venezuela, S.A. (Convergia), Corporación Telemic, C.A. (Intercable) and Corporación Intercall, C.A. (Intercall), most of which offer the service by means of prepaid cards (Calling Cards).

Current operators maintaining interconnection agreements with the Company are: Movistar, Digicel, Infonet, Digitel, Convergence, Veninfotel, Entel, Multiphone, Totalcom, Etelix, New Global Telecom, LD Telecom, Convergia, Intercable and Intercall. These agreements permit interoperations between CANTV’s basic telecommunications network and local and long distance domestic and international services of these companies.

Effective April 5, 2002, CONATEL initiated a pre-subscription long distance service where wireline service customers can access continually and automatically a previously selected operator’s domestic and international long distance network without the use of the long distance operator’s identification code.

In 2004, the Government founded CVG Telecomunicaciones, C.A. (CVG Telecom), a telephone company to provide data transmission and other services through fiber-optic and the Internet Protocol platform in north-central Venezuela and the Guayana region located in the southeast of Venezuela.

NOTE 5 - TRANSITION TO IFRS:

a) Basis of transition to IFRS

Application of IFRS 1

The Company’s consolidated financial statements for the year ended December 31, 2005 are the first financial statements prepared in conformity with IFRS, prepared as described in Note 3. The Company has applied IFRS 1 in preparing these consolidated financial statements.

Previously the Company’s consolidated financial statements were prepared in accordance with VenGAAP. CANTV’s transition date is January 1, 2004. The Company prepared its IFRS opening balance at that date and the IFRS adoption date is January 1, 2005. In preparing these consolidated financial statements in accordance with IFRS 1, the Company has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

Exemptions from full retrospective application elected by the Company:

CANTV has elected to apply as optional exemption:

(i)	The recognition of all cumulative actuarial gains and losses as of January 1, 2004. The application of this exemption is detailed in Note 5 (b) (i) (4) - Reconciliations between IFRS and previous GAAP (VenGAAP) - Summary of equity reconciliation as of January 1, 2004. The remaining exemptions permitted by IFRS 1 are not applicable to CANTV.

(ii)	Share-based payments. The Company applied IFRS 2 since January 1, 2004 on the share options issued after November 7, 2002 and granted to employees (Note 5 (b) (i) (4) - Reconciliations between IFRS and previous GAAP (VenGAAP) - Summary of equity reconciliation as of January 1, 2004 and Note 14 (d) – Stockholders’ Equity – Workers benefit fund and Note 14 (e) – Stockholders’ Equity – Stock option).

Exceptions from full retrospective application followed by the Company:

CANTV has applied the mandatory exceptions from retrospective application as explained as follows:

(i)	Derecognition of financial assets and liabilities

Financial assets and liabilities derecognized before January 1, 2004 are not re-recognized under IFRS. The application of the exemption from restating comparatives for IAS 32 and IAS 39 means that the Company recognized from January 1, 2005 any financial assets and liabilities derecognized since January 1, 2004 that do not meet the IAS 39 derecognition criteria. This exception is not applicable to CANTV.

(ii)	Hedge accounting

As required by IAS 39, an entity shall measure all derivatives at its fair value and eliminate all deferred losses and gains arising on derivatives that were reported under previous accounting principles as if they were assets or liabilities. The Company does not hold derivative instruments; therefore this exception is not applicable.

(iii)	Estimates

Estimates under IFRS at January 1, 2004 should be consistent with estimates made for the same date under previous accounting principles. Accounting estimates have not had changes in respect to the previous ones reported.

(iv)	Assets held for sale and discontinued operations

The Company presents assets held for sale as required by IFRS 5. No adjustments were required to the financial statements previously reported.

b) Reconciliations between IFRS and previous GAAP (VenGAAP)

The following reconciliations provide a quantification of the effect of the transition to IFRS on:

•	Equity at January 1, 2004

•	Assets, liabilities and equity at December 31, 2004

•	Revenues, expenses and net income for the year ended December 31, 2004

•	Cash flows for the year ended December 31, 2004

(i) Summary of equity reconciliation at January 1, 2004

	January 1, 2004	Note
Equity under VenGAAP	3,691,680
Deferred income taxes	141,821	(1)
Pension plan and other employee benefits	182,330	(2)
Minority interest	2,735	(3)
Share-based payments	(1,051)	(4)

Equity under IFRS	4,017,515

Explanation of the IFRS conversion adjustments:

(1)	Deferred tax recognized under IAS 12 “Income taxes”, which recognition method was different from the Venezuelan Statement of Accounting Principle No.3 (DPC 3) “Accounting for income taxes.

IAS 12 requires the recognition of a deferred tax asset and liability as a result of temporary differences between tax bases of assets and liabilities and the amount recorded in the financial statements (Note 3 (p) - Summary of significant accounting principles and policies - Income tax). Deferred tax asset and benefit is mainly the result of:

a)	Pension plan and other post-retirement benefits, which will be deductible for tax purposes once payments are made.

b)	The higher tax fixed assets base, as a result of the tax inflation adjustment, which in the future will generate a higher depreciation expense, deductible for tax purposes.

c)	Provisions for uncollectible accounts and obsolescence of inventories, which will be deductible for tax purposes when formally applied to the accounts receivable and inventories, respectively.

Total impact

Deferred tax asset recognized	191,821
Deferred tax liability recognized	(50,000)

Total equity impact	141,821

(2)	Immediate recognition of cumulative actuarial gains and losses at January 1, 2004, as established by the exemptions permitted by IFRS 1.

Cumulative actuarial gains and losses at January 1, 2004 are detailed as follows:

Actuarial gains from pension plan	317,051
Actuarial loss from other post-retirement benefits	(134,721)

Total equity impact	182,330

(3)	Minority interests in subsidiaries are recognized as part of net equity, instead of a separate caption between liabilities and equity.

(4)	Recognition of stock options issued after November 7, 2002, not recognized under VenGAAP (Note 14 (e) – Stockholders’ Equity- Stock option).

(ii) Reconciliation of assets, liabilities and equity at December 31, 2004

	VenGAAP balance (*)	IFRS conversion adjustments	Reference	IFRS balance
ASSETS
NON-CURRENT ASSETS:
Property, plant and equipment, net	4,073,704	(650,371)	3	3,423,333
Cellular concession, net	185,654	(29,885)	3	155,769
Long-term accounts receivable from Venezuelan Government entities	38,607	(20,341)	5	18,266
Deferred income tax asset	—	472,823	1	472,823
Information systems (software), net	301,512	(35,812)	3	265,700
Other assets	77,350	47,787	3,4	125,137

Total non-current assets	4,676,827	(215,799)		4,461,028
CURRENT ASSETS:
Other current assets	64,610	(1,289)	3	63,321
Inventories, spare parts and supplies, net	262,116	(8,060)	3	254,056
Accounts receivable from Venezuelan Government entities	182,007			182,007
Accounts receivable, net	468,630	—		468,630
Cash and temporary investments	967,543	—		967,543

Total current assets	1,944,906	(9,349)		1,935,557

Total assets	6,621,733	(225,148)		6,396,585

STOCKHOLDERS’ EQUITY AND LIABILITIES
STOCKHOLDERS’ EQUITY:
Capital stock	2,564,026	(412,727)	3	2,151,299
Additional paid-in capital	40,453	(6,529)	3, 7	33,941
Legal reserve	256,403	(41,273)	3	215,130
Translation adjustment and other	76,224	35,543	3,4	111,767
Workers’ benefit shares	(95,830)	15,427	3	(80,403)
Retained earnings	1,283,644	240,472	1, 2, 3, 7	1,528,953

Attributable to equity holders of the Company	4,124,920	(169,287)		3,960,687
Minority interest	—	4,837	5	4,837

Total stockholders’ equity	4,124,920	(164,450)		3,960,687

LIABILITIES:

NON-CURRENT LIABILITIES:
Long-term debt	92,837	—		92,837
Deferred income tax liability	—	73,274	1	73,274
Provision for legal and tax contingencies	77,717	—		77,717
Pension and other post-retirement benefits obligations	766,718	(110,765)	2	655,953

Total non-current liabilities	937,272	(37,491)		899,781
CURRENT LIABILITIES:
Current portion of the long-term debt	169,605	—		169,605
Accounts payable	742,117	—		742,117
Accrued employee benefits	77,026	1,387	3, 7	76,540
Pension and other post-retirement benefit obligations	95,983	—		95,983
Income tax payable	56,303			56,303
Dividends payable	23,568	—		23,568
Deferred revenue	146,769	(2,967)	3	143,802
Other current liabilities	243,703	(17,160)	5, 7	223,362

Total current liabilities	1,555,074	(18,740)		1,531,280

Total liabilities	2,492,346	(56,231)		2,431,061

Minority interest	4,467	(4,467)	6	—
Total stockholders’ equity and liabilities	6,621,733	(225,148)		6,396,585

(*)	Reclassified for comparison purposes

Explanation of the IFRS conversion adjustments:

The nature of the adjustments from VenGAAP to IFRS at December 31, 2004 is similar to those at January 1, 2004. There is an additional adjustment at December 31, 2004 related to the adjustment for inflation explained in (3) below. Explanations to the remaining adjustments are detailed in Note 5 (b) (ii).

(1)	Deferred tax recognized under IAS 12 “Income taxes”:

Total impact

Deferred tax asset recognized	472,823
Deferred tax liability recognized	(73,274)

Total equity impact	399,549

(2)	Impact in the equity of year due to the recognition of cumulative actuarial gains and losses at January 1, 2004, as permitted by the exemptions of IFRS 1, which had an effect in the amortization of actuarial gains and losses recognized in the year and the use of nominal rates instead of real rates used under VenGAAP for the actuarial calculations:

Total equity impact	110,764

(3)	Elimination of the effect from the adjustment for inflation of 2004 recognized under DPC 10 “Adjustment for inflation”, since the Venezuela economy is not considered as hyperinflationary in 2004 for IFRS purposes. According to DPC 10, the adjustment for inflation is applied when the annual inflation exceeds one digit.

The impact of the elimination of the adjustment for inflation is detailed as follows:

Capital stock	(412,727)
Additional paid-in capital	(6,512)
Retained earnings	(265,005)
Legal reserve	(41,273)
Translation adjustment and other	(14,328)
Workers’ benefit shares	15,427
Minority interest	370

Total impact in equity	(724,048)

Property, plant and equipment, net	(650,371)
Cellular concession, net	(29,885)
Information systems (software), net	(35,812)
Other assets	(2,084)
Inventories, spare parts and supplies, net	(8,060)
Other current assets	(1,289)
Accrued employee benefits	486
Deferred revenue	2,967

Total impact in other items	(724,048)

(4)	Adjustment to recognize the investment in INTELSAT at its market value as of December 31, 2004, in accordance to IAS 39 “Financial Instruments”, increasing total assets from investments in equity instruments and the translation adjustment and other.

Total impact in equity	49,871

(5)	Reclassification of Present value adjustment reducing accounts receivable instead of a provision in liabilities.

(6)	Minority interest in subsidiaries are recognized as part of net equity, instead of a separate caption between liabilities and equity.

(7)	Recognition of stock options issued after November 7, 2002, not recognized under VenGAAP. In addition, granted shares to employees were recorded in conformity with IFRS 2.

Total impact in equity	(5,054)

(iii)	Reconciliation of revenues, expenses and net income at December 31, 2004

	VenGAAP balance (*)	IFRS conversion adjustments	Reference	IFRS balance
OPERATING REVENUES:
Local service	957,716	(66,031)	3,4	891,685
Domestic long distance	300,744	(19,945)	3,4	280,799

Local and domestic long distance	1,258,460	(85,976)		1,172,484

International long distance	113,671	(7,512)	3	106,159
Net settlements	(2,310)	295	3	(2,015)

International long distance	111,361	(7,217)		104,144
Fixed to mobile outgoing calls	656,251	(43,467)	3	612,784
Interconnection incoming	87,916	(6,026)	3	81,890
Data transmission	412,560	(27,217)	3	385,343
Other wireline-related services	180,729	(9,836)	3	170,893

Total wireline services	2,707,277	(179,739)		2,527,538
Wireless services	1,052,284	(69,848)	3	982,436
Wireless equipment sales	204,861	(9,784)	3	195,077

Total wireless services	1,257,145	(79,632)		1,177,513
Other	142,201	(11,593)	3	130,608

Total operating revenues	4,106,623	(270,964)		3,835,659

OPERATING EXPENSES:
Labor and benefits	576,581	170,870	2,3,8	747,451
Operations, maintenance, repairs and administrative	1,142,513	(110,314)	3	1,032,199
Cost of sales of wireless equipments	270,912	(11,731)	3	259,181
Provision for pension contingency	44,426	—	3	44,426
Provision for uncollectibles	89,198	(6,148)	3	83,050
Interconnection costs	411,352	(26,096)	3	385,256
Depreciation and amortization	963,344	(105,664)	3	857,680
Concession and other taxes	250,215	(17,196)	3	233,019
Other income, net	(16,340)	(1,419)	3	(17,759)

Total operating expenses	3,732,201	(107,698)		3,624,503

Operating (loss) income	374,422	(163,266)		211,156

INTEREST AND EXCHANGE GAIN, NET	25,251	22,702	3,4	47,953

(Loss) income before income tax	399,673	(140,564)		259,109
INCOME TAX:
Current	(91,193)	—		(91,193)
Deferred	—	(257,728)	1	257,728

Total income tax	(91,193)	(257,728)		166,535

Minority interest	(1,796)	1,796		—

Net income	306,684	118,960		425,644

Net income attributable to:
Equity holders of the Company	306,684	116,779		423,463
Minority interest		2,181		2,181

Net income	306,684	118,960		425,644

(*)	Reclassified for comparison purposes

(1)	Recognition in 2004 results of the realization of temporary differences of deferred taxes according to IAS 12 “Income taxes”.

Total impact in net income - higher income	257,728

(2)	Recognition of a higher expense from pension and other post-retirement benefits, mainly as a result of the change in the definition of pension plan and other post-retirement benefits liabilities as monetary items and the related use of nominal rates for actuarial calculations instead of real rates. The previous financial statements reported under VenGAAP included the effects of adjustment for inflation and these liabilities were treated as non-monetary items with the use of real rates for actuarial calculations. In addition, the immediate recognition of actuarial gains and losses at January 1, 2004 (IFRS 1 exemption), generated a change in the amortization of actuarial gains and losses recognized in the year under IFRS.

Pension expense	34,226
Other post-retirement benefits expense	168,962

Total impact in net income - higher expense	203,188

(3)	Elimination of the effect from the adjustment for inflation of 2004 recognized under DPC 10 “Adjustment for inflation”, since the Venezuela economy is not considered as hyperinflationary in 2004 for IFRS purposes.

Operating revenues	(267,783)
Operating expenses	313,018
Interest and exchange gain, net	19,519

Total impact in net income - higher income	64,754

(4)	Operating revenue reduction due to adjustment in present value of accounts receivable under IFRS and corresponding recognition of interest income from their realization. Under VenGAAP, it was treated as a provision for impairment of accounts receivable and was recorded as an expense.

Reduction in operating revenues	(3,181)
Interest income	3,181

Total impact in net income	—

This adjustment did not have an impact in equity.

(5)	Recognition of stock options issued after November 7, 2002, not recognized under VenGAAP.

(6)	Minority interest is presented separately from net income instead of a caption included in net income.

(iv) Reconciliation of cash flows at December 31, 2004

	VenGAAP balance (*)	IFRS conversion adjustments	Reference	IFRS balance
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	306,684	118,960		425,644
Adjustments to reconcile net income to net cash provided by operating activities -

Gain form net monetary position	24,673	(24,673)	1	—

Exchange gain, net	(6,329)	2,419	1	(3,910)
Minority interest	—	(2,181)		(2,181)
Depreciation and amortization	963,344	(105,664)	1	857,680
Income tax expense	91,193	—		91,193
Deferred income tax (benefit)	—	(257,728)		(257,728)
Provision for inventories obsolescence	48,460	(1,969)	1	46,491
Provision for legal and tax contingencies	109,311	(48,991)	1	60,320
Provision for pension contingency	44,426	—	1	44,426
Provision for uncollectibles	89,198	(6,148)	1	83,050
Gain on sale of investments	(14,954)	—		(14,954)
Changes in current assets and liabilities -
Accounts receivable	(121,714)	15,353	1	(106,361)
Accounts receivable from Venezuelan Government entities	(92,315)	16,551	1	(75,764)
Inventories, spare parts and supplies	(225,825)	(1,353)	1	(227,178)
Other current assets	8,657	(21,243)	1	(12,586)
Accounts payable	361,892	(28,773)	1	333,119
Accrued employee benefits	8,554	(6,577)	1	1,977
Pension plan and other post-retirement benefits obligations	94,208	(6,337)		87,871
Income tax payable	(41,144)	(11,673)		(52,817)
Deferred revenues	15,885	4,596	1	20,481
Other current liabilities	27,340	(4,839)	1	(22,501)
Changes in non current assets and liabilities -
Accounts receivable from Venezuelan Government entities	6,514	(438)		6,076
Other assets	32,065	5,373	1	37,438
Provision for legal and tax contingencies	(74,313)	27,045		(47,268)
Pension and other post-retirement benefit obligations	(159,740)	241,824	1	82,084

Net cash provided by operating activities	1,496,070	(96,466)	1	1,399,604
CASH FLOWS USED IN INVESTING ACTIVITIES:
Acquisition of information systems (software), net of disposals	(62,102)	12,500	1	(49,602)
Acquisition of property, plant and equipment, net of disposals	(475,149)	6,491	1	(468,658)

Net cash used in investing activities	(537,251)	18,991	1	(518,260)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from borrowings	41,950	2,555	1	44,505
Payments of debt	(231,768)	26,866	1	(204,902)
Dividends paid	(620,489)	57,425	1	(563,063)
(Purchase) assignment of shares for workers benefit fund	3,867	(2,573)	1	1,294

Net cash used in financing activities	(806,440)	84,273	1	(722,167)

Increase in cash and temporary investments before foreign exchange gain on cash and temporary investments	152,379	6,798	1	159,177
LOSS IN PURCHASING POWER OF CASH AND CASH EQUIVALENTS	(143,008)	143,008	1	—
FOREIGN EXCHANGE GAIN OF CASH AND TEMPORARY INVESTMENTS:	27,493	3	1	27,496

Increase in cash and temporary investments	36,864	149,809	1	186,673
CASH AND TEMPORARY INVESTMENTS:
Beginning of the year	930,679	(149,809)	1	780,870

End of the period	967,543	—		967,543

(*)	Reclassified for comparison purposes

The main effects of the transition to IFRS presented by the Company in the statement of cash flows for the year ended December 31, 2004, were as follows:

(1)	Elimination of the effect from the adjustment for inflation of 2004 recognized under DPC 10 “Adjustment for inflation”, since the Venezuela economy is not considered as hyperinflationary in 2004 for IFRS purposes and the related caption for loss in purchasing power on cash and temporary investments generated by inflation.

In addition, the adjustments explained above related to the balance sheet and the income statement impact the cash flows.

NOTE 6 - BALANCES IN FOREIGN CURRENCY:

The Company has monetary assets and liabilities in U.S. dollars and liabilities in Japanese yen (Note 3 (x) - Summary of significant accounting principles and policies - Market and liquidity risk) as of December 31 as shown below:

	2005	2004
	(Expressed in millions of U.S. dollars)
Cash and temporary investments	147	127
Accounts receivable, net	33	37
Other assets	23	30
Accounts payable	(344)	(132)
Debt obligations	(41)	(96)

Net liability position in foreign currency	(182)	(34)

Effective February 5, 2003, the Venezuelan Government and BCV signed exchange control agreements that immediately established limits to foreign currency transactions (Note 23 - Exchange control).

NOTE 7 - PROPERTY, PLANT AND EQUIPMENT, NET:

Depreciation expense for the years ended December 31, 2005 and 2004 amounted to Bs 756,927 and Bs 783,672, respectively. As of December 31, 2005, fully depreciated assets amounted Bs 9,271,635, of which 94% relates to wireline telecommunications (Bs 8,687,515 as of December 31, 2004).

Labor and other allocable costs included under construction work in progress amounted to Bs 23,606 and Bs 17,900 for the years ended December 31, 2005 and 2004, respectively.

As of December 31, 2005, construction work in progress mainly includes ongoing projects for the expansion of the new cellular technology network, expansion of the Internet broadband access network, and integration and transformation of the Company’s information systems.

As of December 31, 2005 and 2004, the amount of non-operating assets not classified as held for sale were Bs 6,505; as of December 31, 2004 there were no assets classified as non-operating. Non-operating assets are mainly land and buildings. Management believes that there is no impairment on these assets.

NOTE 8 - INFORMATION SYSTEMS (SOFTWARE), NET:

Information systems (software) include the cost of computer systems for internal use, net of accumulated amortization.

Amortization expense recorded for the years ended December 31, 2005 and 2004 was Bs 70,765 and Bs 74,008, respectively.

Fully amortized information systems (software) still operating amounted Bs 898,247 and Bs 861,277 as of December 31, 2005 and 2004, respectively.

NOTE 9 - OTHER ASSETS:

Other assets as of December 31 were comprised of the following:

	2005	2004
Investments in equity	339	75,507
Warranty deposits to suppliers	50,359	17,608
Special protection trust (Note 16 - Retirement benefits)	18,271	18,340
Assets held for sale	1,801	2,948
Other	663	10,734

	71,433	125,137

At the beginning of 2004, investments in equity represented the Company’s share in the International Satellite Telecommunications Organization (INTELSAT) and in New Skies Satellites N.V. (New Skies) representing 1.12% and 1.44% of their capital stock, respectively. The Company classified these investments as “Available for sale” and the fluctuation in their fair value, including exchange differences, was included in the statement of changes in stockholders’ equity under Translation and other adjustments.

In July 2004, CANTV’s Board of Directors approved the sale of the investment in New Skies. In November 2004, the effective sale was approved and closed in the amount of U.S.$11,479,355 equivalent to Bs 22,040, which generated in 2004 a net gain recorded in the Company’s results of Bs 20,759, including the realization of Bs 20,372 previously included in Translation and other adjustments in the statement of changes in stockholders’ equity.

In September 2004, CANTV’s Board of Directors approved the sale of the investment in INTELSAT to Zeus Holdings Ltd. On January 28, 2005, INTELSAT announced the closing of negotiations with Zeus Holding Ltd. The effective sale was approved for an amount of U.S.$34,978,950 equivalent to Bs 75,205, which generated in 2005 a net gain recorded in the Company’s results of Bs 110,673 previously included in Translation and other adjustments in the statement of changes in stockholders’ equity.

INTELSAT was initially an international telecommunications organization integrated by 148 member countries or their designated telecommunications entities. In July 2001 INTELSAT was privatized and converted into a private corporation.

The balance of assets held for sale includes non-operating building and land currently in the process of sale do not exceed their market value. Beginning in October 2004, the Company’s management began a sale process through the auction of non-operating property, plant and equipment. During 2005 and 2004, assets with a carrying value of Bs 1,801 and Bs 2,948, respectively, were sold through this mechanism, with a gain of Bs 1,556 and Bs 556, respectively.

NOTE 10 - INVENTORIES, SPARE PARTS AND SUPPLIES, NET:

Inventories, spare parts and supplies, net as of December 31 were comprised of the following:

	2005	2004
Network equipment inventories	148,628	167,879
Equipment for sale	214,946	143,837
Prepaid cards	5,167	5,723

	368,741	317,439

Less: Allowance for obsolescence and net realizable value of equipment for sale	(56,486)	(63,383)

	312,255	254,056

Sales and inventory equipment for sale balances increased substantially during the period the current exchange control regime has been effective, since the Company has increased its participation as direct importer and distributor of cellular handsets.

Reconciliation of changes generated during the year of the allowance for obsolescence and net realizable value of inventories is as follows:

Balance at beginning of year	63,383
Expense of the year	912
Write-off	(7,809)

Balance at the end of year	56,486

NOTE 11 - ACCOUNTS RECEIVABLE FROM VENEZUELAN GOVERNMENT ENTITIES:

The Company’s largest customer is the Venezuelan public sector, including the central Government and its centralized and decentralized entities and agencies at both the state and municipal level (collectively, Government entities). Government entities generated approximately 8% and 9%, respectively, of the Company’s consolidated revenues for each of the years ended December 31, 2005 and 2004.

The following table shows accounts receivable from Government entities as of December 31:

Years in which originated	2005	2004
2005	182,225	—
2004	59,731	151,310
2003 and prior	30,857	67,863

Total accounts receivable from Venezuelan Government entities	272,813	220,613
Less: Present value adjustment	(20,341)	(18,900)
Less: Long-term portion	(64,377)	(18,266)

	188,095	182,007

During the years ended December 31, changes in accounts receivable from Government entities are shown below:

	2005	2004
Balance at the beginning of the year	219,173	140,585
Billings	429,606	345,050
Collections	(375,966)	(266,462)

Balance at the end of the year	272,813	219,173

The amounts that central Government entities may pay for telecommunications services are established in annual budgets, which do not necessarily coincide with actual annual usage. As a result of these budgeting processes and for other macroeconomic reasons, a number of Government entities have not timely paid the Company for telecommunications services received. In addition, as a result of inflation and devaluation, the present value of these balances has been significantly reduced, since these accounts cannot bear interest.

Management has taken actions to reduce additional usage and recover prior years’ balances, thereby reducing accrued debt in this connection. In addition, collections are being reinforced and payment agreements are being negotiated with Government entities to reduce payment delays. However, there is no guarantee that the Company will not continue to experience significant delays in the collection of these receivables or that inflation and devaluation will not continue to reduce the value of these accounts receivable. These amounts depend of annual budgets for current usage and for payments of extraordinary usage.

During 2003, the Company received payments in the form of a promissory note in U.S. dollars and Venezuelan National Public Debt Bonds in bolivars amounting to an estimated fair value of Bs 68,470, which have all become due as of December 31, 2005, and Bs 36,540 of these bonds has been used to pay certain taxes.

During 2004, the Company received payments in the form of Venezuelan National Public Debt Bonds in bolivars amounting to an estimated fair value of Bs 7,731, which are recorded as other current assets as of December 31, 2005.

The Company has recorded an adjustment of Bs 9,915 and Bs 3,183 for 2005 and 2004, respectively, in regard to the initial present value of these accounts receivable, due to the projected delay in payments from Government entities, included in accounts receivable from government entities and a reduction of revenues, considering an average discount rate of short-term Venezuelan National Public Debt Bonds.

CANTV’s management believes all amounts from Government entities will be collected either in cash or through Venezuelan National Public Debt Bonds and promissory notes issued by the Venezuelan Government.

NOTE 12 - ACCOUNTS RECEIVABLE, NET:

The Company’s accounts receivable, net as of December 31 was comprised of the following:

	2005	2004
Subscribers:
Wireline telecommunications	480,179	386,277
Wireless telecommunications	96,583	71,718
Other telecommunications services	95,205	51,719
International carriers, net	38,480	22,389
Phone card and prepaid card distributors	34,608	22,761
Other	12,561	10,645

	757,616	565,509
Less: Provision for uncollectible accounts	(70,577)	(96,879)

	687,039	468,630

Unbilled revenue of Bs 177,089 and Bs 113,566 is included in accounts receivable as of December 31, 2005 and 2004, respectively (Note 3 (n) - Summary of significant accounting principles and policies - Revenue recognition).

Reconciliation of changes generated during the year of the provision for uncollectible accounts is as follows:

Balance at beginning of year	96,879
Expense of the year	35,068
Write-off	(61,370)

Balance at the end of year	70,577

NOTE 13 - CASH AND TEMPORARY INVESTMENTS:

The composition of cash and temporary investments balances is as follows:

	2005	2004
Cash and banks	223,218	92,500
Temporary investments	875,411	875,043

	1,098,629	967,543

NOTE 14 - STOCKHOLDERS’ EQUITY:

a) Dividends

The Venezuelan Code of Commerce, Capital Markets Law and the Rules issued by the CNV regulate the Company’s ability to pay dividends. In addition, some of the Company’s debt agreements contained certain restrictions limiting the Company’s ability to pay cash dividends (Note 15 - Debt obligations). The Venezuelan Code of Commerce establishes that dividends shall be paid solely out of “liquid and collected earnings.” The Capital Markets Law stipulates that the Company must distribute annually no less than 50% of its net annual income to its stockholders, after income tax and legal reserve deductions. Likewise, the Capital Markets Law establishes that at least one half of this 50% shall be distributed in cash. However, if the Company has accumulated losses, net income shall be used to offset such deficit.

According to CNV Rules, unconsolidated net income, excluding the equity participation in subsidiaries, is the basis for dividend distribution.

Net income for the year ended December 31, 2005, including dividends received from subsidiaries, available for dividend distribution, is composed as follows:

Consolidated net income for 2005	214,408
Less: equity participation in subsidiaries	(197,021)

Income available as base for distribution	17,387
Plus: Dividends paid by subsidiaries	141,808

Net income available as base for distribution after considering dividends from subsidiaries	159,195

The Capital Markets Law establishes that dividends must be declared in a Stockholders’ Meeting at which the stockholders determine the amount, form and frequency of dividend payments. Furthermore, under CNV regulations, companies’ by-laws must state their dividend policies.

Beginning in 2002, the Company established guidelines for the annual dividend distribution. These guidelines call for the distribution to stockholders of 50% of the annual free cash flow, which is defined as cash flows provided by operating activities, less cash flows used in investment activities, based on the audited financial statements, net of debt and interest payments scheduled for the following year. In accordance with current Venezuelan legislation, annual payment of dividends will be made in bolivars in quarterly installments following recommendations by the Board of Directors and approval by the annual Stockholders’ Meeting.

On March 31, 2005, a Regular Stockholders’ Meeting declared a dividend of Bs 505 per share to be paid on April 27, 2005 to stockholders of record at April 20, 2005.

On December 7, 2004, a Special Stockholders’ Meeting declared a dividend of Bs 120 per share to be paid on December 22, 2004 to stockholders of record at December 15, 2004.

On March 31, 2004, a Regular Stockholders’ Meeting declared a cash dividend of Bs 550 per share to be paid on April 16, 2004 to stockholders of record at April 12, 2004.

b) Capital stock

Company capital stock is represented by 787,140,849 shares with a nominal value of Bs 36.9 each at December 31, 2005, as shown below:

		Number of shares
		(in thousands)
Stockholders	Class	2005	2004
Verizon Communications, Inc. (GTE Venholdings B.V.)	A	196,401	196,401
Telefónica Venezuela Holding B.V.	A	54,407	54,407
Banco Mercantil, C.A.	A	367	367
Inversiones TIDE, S.A.	A	3	3
Banco de Desarrollo Económico y Social de Venezuela (BANDES)	B	51,900	51,900
Workers’ trusts and employees	C	41,645	45,043
Verizon Communications, Inc. (GTE Venholdings B.V.)	D	28,009	28,009
Public stockholders	D	403,265	400,170

		775,997	776,300

Workers’ benefit fund	C	11,144	10,841

		787,141	787,141

The Company’s capital stock is Bs 2,151,299 of which Bs 29,047 represents the nominal value, totally paid and Bs 2,122,252 represent the adjustment for inflation accumulated until December 31, 2003 (Note 3 (c) - Summary of significant accounting practices and policies - Adjustment for inflation).

Class “A” shares may only be held by former members of VenWorld Telecom, C.A. (VenWorld), the consortium that acquired 40% of CANTV’s shares in 1991. On February 1, 2002, at a Special Stockholders’ Meeting of VenWorld, the liquidation of the Consortium was approved and shares were converted into CANTV Class “A” shares. Any Class “A” shares transferred to any entity, not a wholly-owned subsidiary of former members of VenWorld, would be automatically converted into an equal number of Class “D” shares.

Class “B” shares may only be held by the Venezuelan Government. The transfer of Class “B” shares to any non-public individual or entity will cause these shares to be automatically converted to Class “D” shares, except if they are transferred to CANTV employees or retirees, in which case the shares will be converted to Class “C” shares. Until January 1, 2001, Class “B” stockholders had the right to elect two members of the Company’s Board of Directors. Thereafter, they may elect only one member together with all other stockholders. A majority of Class “B” stockholders is required to approve a number of corporate actions, including by-law amendments.

Class “C” shares may be held only by employees, retirees, former employees, heirs and spouses of employees or retirees of CANTV and its subsidiaries, as well as workers’ companies and benefit plans. Any Class “C” shares transferred to any other individual or entity different from the aforementioned will be automatically converted to Class “D” shares. Holders of Class “C” shares have the right, voting as a separate class, to elect two members of the Board of Directors, if such Class “C” shares represent at least 8% of CANTV’s capital stock, and the right to elect one member, if such shares represent at least 3% of CANTV’s capital stock.

Class “D” shares are comprised of the conversion of Class “A”, “B” and “C” shares as described above or of capital increases. There are no restrictions on the ownership or transfer of Class “D” shares. In accordance with CANTV’s by-laws, holders of Class “D” shares will have the right to elect, in conjunction with other stockholders voting as a single class, any members of the Board of Directors not elected by Class “B” and “C” stockholders.

In November 1996, the Government sold in public offering 348.1 million shares representing 34.8% of CANTV’s capital stock. Class “D” shares are traded on the Caracas Stock Exchange, and are also traded on the New York Stock Exchange in the form of American Depository Shares (ADS), each representing seven Class “D” shares.

c) Repurchase programs

On October 24, 2001, a Special Stockholders’ Meeting approved a share repurchase program to acquire up to 138,905,608 shares or 15% of the Company’s capital stock at U.S.$30 per ADS, equivalent to U.S.$4.29 per share. The program began on October 25, 2001 and ended on November 23, 2001. Upon completion of the repurchase program, a total of 138,896,536 shares had been repurchased and converted into treasury shares. On December 2, 2003, a Special Stockholders’ Meeting approved the reduction of capital stock by canceling these shares. Legal formalities required for this reduction were completed during the first quarter of 2004.

d) Workers’ Benefit Fund

In 1993, the Company set up a bank trust fund known as the “Benefit Fund” with the purpose of acquiring Class “C” shares up to 1% of CANTV’s capital stock as of December 2, 1991, to be voluntarily distributed to its workers in accordance with benefit plans promoted by the Company, one of which is the “Excellence Award.” This contribution is recognized as an expense to the extent that the workers receive stock awards which are granted to employees at no cost. On October 24, 2001, a Special Stockholders’ Meeting approved the increase of this fund via the internal purchase of Class “C” shares of up to 2% of the Company’s capital stock as of December 2, 1991. As of December 31, 2005, the trust maintains 11,144,330 shares presented in a separate account as a reduction in the consolidated statement of changes in stockholders’ equity.

Trust fund assets are consolidated as part of the Company’s consolidated balance sheet and these Class “C” shares are presented as a reduction of stockholders’ equity.

The shares in the trust are recorded at acquisition cost. Fair value of the shares granted during the period was determined based on the market value of the shares at the granting date, which in average was Bs 7,364 per share as of December 31, 2005 (Bs 7,906 as of December 31, 2004). The Company recognizes an expense as shares are granted to workers. Shares may be granted at the Company’s discretion. During 2005, 336,823 shares were granted to employees (166,394 shares in 2004) and the expense recognized was Bs. 691 (Bs. 850 in 2004).

e) Stock option

In January 2003 the Board of Directors approved a stock option agreement though which CANTV has the obligation to sell 875,000 CANTV common Class “D” shares at a fixed price of Bs 2,697.26 per share, exercisable totally or partially by the counterpart and expires in January 2013. CANTV is able to choose to honor this commitment through a cash payment equal to the total difference between the market value of shares at the exercise date and the price referred into the option. As of December 31, 2005 CANTV maintains a provision of Bs. 2,225 to cover the total difference calculated at that date (3,210 as of December 31, 2004).

Legal reserve

The Company and its subsidiaries are required, under the Venezuelan Code of Commerce and their corporate by-laws, to transfer at least 5% of each year’s net income to a legal reserve in stockholders’ equity until such reserve equals at least 10% of capital stock. This reserve is not available for dividend distribution to stockholders.

In 2004, the Company released against retained earnings Bs 57,811 from the legal reserve in respect of an excess maintained over and above 10% of capital stock as of December 31, 2004. This excess is in respect of the portion of legal reserve which corresponded to the capital stock reductions which was not released at the time those reductions occurred.

NOTE 15 - DEBT OBLIGATIONS:

Debt obligations as of December 31 were comprised of the following:

	2005	2004
Bank loans in Japanese yen at a fixed annual rate of 5.8% at December 31, 2005 and 2004, maturing in 2009	69,129	91,072
IFC loans in U.S. dollars at variable interest rates:
a. Six-month LIBOR plus a financial margin of 3%, maturing through 2005	—	48,000
b. Six-month LIBOR plus a financial margin of 2%, maturing through 2007	18,813	25,200
c. Six-month LIBOR plus a financial margin of 1.75%, maturing through 2005	—	19,200
Bank loans in bolivars at fixed and variable annual rates of 12.56% and 22.20% at December 31, 2005 and 2004, respectively, maturing through 2010, partially guaranteed by a first mortgage on real property of the Company up to Bs 10,500	5,202	36,900
Commercial paper in bolivars issued at discount at an annual rate of 12.625% and 12.59%, at December 31, 2005 and 2004, respectively, maturing through January 2006	11,186	41,950
Other	—	120

Total debt obligations	104,330	262,442
Less: Current portion	(40,992)	(169,605)

Total long-term debt	63,338	92,837

In February 1997, the Company issued two Guaranteed Notes for U.S.$100 million each, maturing in 2002 and 2004, respectively. These notes were issued by CANTV Finance, a wholly-owned subsidiary of the Company. The Guaranteed Notes were unconditionally and irrevocably guaranteed by CANTV for the payment of principal and interest. In January 2004 and February 2002, the Company made payments of U.S.$100 million each in respect of such Guaranteed Notes.

In February 1990, the Company entered into a loan with the Japan Bank for International Cooperation (formerly The Export—Import Bank of Japan) for ¥16,228 million, which was used for technological changes in the transmission and urban connection network. This loan is being repaid semi-annually and as of December 31, 2005, the outstanding balance is ¥3,787 million.

On June 7, 1996, the Company entered into an agreement with International Finance Corporation (IFC). Pursuant to this agreement, U.S.$175 million was received on that date.

In March 1998, the Company repaid U.S.$150 million of this loan with the proceeds from the sale of variable-interest-rate notes issued by CANTV Finance, which were unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The IFC loan balance of U.S.$25 million was repaid in a single installment in September 2005. This loan bore interest at LIBOR plus a financial margin up to 3%. Pursuant to the agreement with IFC, the Company could pay dividends only if it was current with its semi-annual payments. In addition, the Company was required to meet certain financial ratios, including a long-term debt-to-equity ratio, a liquidity ratio and a fixed-charge coverage ratio, as defined by the agreement. The Company complied with these covenants upon the contract expiration.

In 1997 Movilnet, signed an agreement with the IFC for two loans totaling U.S.$95 million, which were drawn down during 1998. These loans were used for expansion and modernization of the cellular network. As of December 31, 2005, the balance of this debt is U.S.$8.8 million.

In September and December 2000, two loan agreements were signed with local banks for Bs 7,000 each, with maturities between five and ten years.

At a Stockholders’ Meeting held on March 31, 2004, the issuance of commercial paper for an amount up to U.S.$100 million or the equivalent in bolivars was approved. On September 30, 2004, the CNV approved the first issue of commercial paper for up to Bs 80,000. During 2004 and 2005, six series were been issued for a total of Bs 80,000 in respect of the first issue, all of which were placed in the market at a discount at an annual interest rate between 12.50% and 12.59%, maturing in June and July 2005. As of December 31, 2005, these commercial paper have been totally paid.

On December 22, 2004, the CNV approved the second issue of commercial paper for up to

Bs 112,000. According to the Venezuelan Capital Markets Law, the Company is required to issue at least 10% of the approved maximum amount within 90 days following approval by CNV. During 2005, three series were issued for a total of Bs 33,600 (Bs 11,200 each) in respect of the second issue, which have been placed in the market at a discount at an annual interest rate between 12% and 12.625%, maturing between August 2005 and January 2006. In August 2005, Bs 11,200 of the third series of the second issue of commercial paper became due and was repaid. In September 2005, Bs 11,200 of the first series of the second issue of commercial paper became due and was repaid. During January 2006, the Company paid Bs 11,200 related to the second series of the second issue of commercial paper due on that date.

At a Stockholders’ Meeting held on March 31, 2005, the issuance of commercial paper for an amount up to U.S.$150 million or the equivalent in bolivars was approved. Additionally, an issuance of obligations for an amount up to U.S.$150 million or the equivalent in bolivars was approved with a maximum maturity of six years. As of December 31, 2005 these commercial paper and obligations have not been issued.

As of December 31, 2005, estimated debt payments are: Bs 40,992 in 2006, Bs 29,961 in 2007, Bs 20,746 in 2008, Bs 11,106 in 2009 and Bs 1,525 in 2010, as translated into bolivars at the exchange rate at this date. Company’s management considers that estimated fair value of debt approximates its book value as of December 31, 2005.

NOTE 16 - RETIREMENT BENEFITS:

a) Pension plan

The Company sponsors a defined benefit pension plan for its employees. The benefits to be paid under the plan are based on the employees’ years of service and final salary. As of December 31, 2005 and 2004, the Company has a trust fund related to this plan amounting to Bs 710,392 (includes U.S.$303.1 million) and Bs 583,193 (includes U.S.$267.6 million), respectively, to cover plan benefits for eligible employees.

Assumptions used to calculate the projected benefit obligations are shown below:

	2005%	2004%
Discount rate	6.49	6.62
Expected return on plan assets	7.00	7.00
Compensation increase rate	1.96	1.96
Urban minimum wage increase (% of projected inflation)	100.00	89.00

The long-term assumptions represent estimates of average real interest and compensation increase rates, to which the estimated inflation rate is added to convert them into nominal rates. Inflation rates used for the calculation of liabilities were:

2005

Year	Rate	Year	Rate	Year	Rate
2006	14.6%	2010	15.9%	2014	26.9%
2007	19.4%	2011	19.8%	2015	23.9%
2008	18.6%	2012	18.6%
2009	17.4%	2013	29.4%

2004

Year	Rate	Year	Rate	Year	Rate
2006	20.2%	2010	25.9%	2014	29.4%
2007	21.4%	2011	23.3%	2015	26.9%
2008	33.2%	2012	19.8%
2009	28.6%	2013	18.6%

After 2015, inflation assumed to decrease gradually to 7% in 2022 and remain flat thereafter.

The mortality assumption is based on 1951 Group Annuity Mortality Table; specimen rates being as follows (number of deaths per 1,000,000):

Age	Male	Female
25	758	495
35	1,374	930
45	3,580	1,994
55	10,436	4,648

b) Post-retirement benefits other than pensions

The Company records medical expenses related to accrued post-retirement benefits other than pensions, based on actuarial calculations.

The components of other post-retirement benefits expense, included as labor and benefits for the years ended December 31, are as follows:

	2005	2004
Benefits earned during the year	12,110	8,304
Interest cost on projected Benefit obligation	181,932	225,043
Curtailment loss	24,430	—

	218,523	233,347

The accrued other post-retirement benefit obligations as of December 31, are as follows:

	2005	2004
Active employees	243,176	200,781
Retirees	634,186	516,372

Accumulated post-retirement benefit obligation	877,362	717,153

Unrecognized net actuarial gain	16,492	15,361

Accrued post-retirement benefit obligations (including current portion of Bs 76,058 and Bs 47,628, respectively)	893,854	732,514

Projected benefit obligation related to non-vested employees for other post-retirement benefits was Bs. 44,666 as of December 31, 2005.

Reconciliation of changes generated during the year in the net liability recognized is as follows:

	2005	2004
Accrued post-retirement benefit obligations at the beginning of the year	732,514	546,700
Expense of the year	218,523	233,347
Payments and contributions during the year	(57,183)	(47,533)

Accrued post-retirement benefit obligations at the end of the year	893,854	732,514

Assumptions used to calculate post-retirement benefit obligations are shown below:

	2005%	2004%
Discount rate	6.52%	6.61%
Projected medical cost	2.00%	2.00%

The long-term assumptions used for other post-retirement benefits represent estimates of average real interest and compensation increase rates, to which the estimated inflation rate is added to convert them into nominal rates.

At the end of 2004, the Company completed a detailed review of the long-term actuarial assumptions in light of the changing economic and business environment in Venezuela. The real discount rate was set at 7% decreasing in the long term to 5%, equivalent to an average effective rate of 6.62% for the pension plan and 6.61% for post-retirement benefits. Real compensation rate was set at 2% and decreasing in the long term to 1%, equivalent to an average effective rate of 1.96%. Employee turnover rate changed from 10% to an average in accordance with years-of-service scales and the expected return on plan assets was set at 7%. Inflation is added to real rates to obtain the applicable nominal rates. Inflation rates are annually reviewed and changed due to the volatility of the Venezuelan economy. During 2005 this review of the long-term actuarial assumptions was updated, and based on this the only change made was on the projected inflation. As a result of the Supreme Court Ruling described above in section b) of this note, in 2005 the Company developed an assumption to project the minimum urban wage increase.

NOTE 17 - OTHER CURRENT LIABILITIES:

Other current liabilities as of December 31 were comprised of the following:

	2005	2004
Concession tax (Note 4 - Regulation and Concession agreement – Concession Agreement)	75,412	64,378
Subscriber reimbursable deposits	69,462	74,791
Accrued liabilities	127,842	41,537
Value added and other taxes (Note 19 - Taxes)	—	18,831
Interest payable	2,765	3,995
Technical and administrative services of stockholders’ affiliates (Note 20 - Transactions with related parties)	5,860	5,568
Other	6,102	17,443

	287,443	226,543

Subscriber reimbursable deposits represent warranty payments from wireline subscribers when services are activated, which must be refunded when the subscription is cancelled.

NOTE 18 - INTEREST INCOME AND EXCHANGE GAIN, NET:

Interest income and exchange gain, net for the years ended December 31 is shown below:

	2005	2004
Interest income	85,572	62,626
Interest expense	(27,393)	(18,583)
Exchange gain, net	32,843	3,910

	91,022	47,953

Exchange gain, net reflects the effect resulting from adjusting into bolivars temporary investments and debt in foreign currencies, mainly U.S. dollars and Japanese yen, at the exchange rates as of December 31, 2005 and 2004 (Note 6 - Balances in foreign currency).

Effective January 21, 2003, the Venezuelan Government and BCV suspended the trading of foreign currency in the country and established the current exchange control regime (Note 23 - Exchange control).

The devaluation of the bolivar against the U.S. dollar was 12% and 20% for years ended December 31, 2005 and 2004, respectively.

NOTE 19 - TAXES:

Income tax

According with current legislation, CANTV and its subsidiaries must individually pay income tax computed under the historic cost convention, plus or minus the inflation adjustment of non-monetary assets and liabilities and of initial stockholders’ equity for tax purposes.

The main reconciling items between the financial and tax result relate to the effect of the regular inflation adjustment for tax purposes, the provision for uncollectible accounts, pension plan and provisions for legal and tax contingencies.

The Income Tax Law authorizes a tax credit for new investments in property, plant and equipment until December 31, 2004. Any portion of the credit not used in the year it arises may be carried forward for three years. As of December 31, 2005, the Company does not have any carry-forward tax credits.

The Income Tax Law also allows tax losses to be carried forward and recovered over three years from the year they were incurred and over one year for tax losses from tax inflation adjustments. As of December 31, 2005, the Company does not have tax losses to be carried forward in future years.

The benefit for income taxes for the years ended December 31, 2005 and 2004 is as follows:

	2005	2004
Current	147,881	91,193
Deferred (benefit)	(357,426)	(257,728)

	(209,545)	(166,535)

The components of deferred income tax assets (liabilities) as of December 31, 2005 and 2004, are as follows:

	2005	2004
Allowance for doubtful accounts	23,996	32,939
Provision for inventories’ obsolescence	19,197	21,543
Accrual for concession and municipal taxes	28,849	23,954
Pension and other post-retirement benefit obligations	478,404	246,338
Accruals not deductible until paid	20,471	11,458
Investment tax credits	—	2,131
Differences in tax vs. book value of non monetary assets	222,731	108,223
Provision for legal contingencies	36,583	26,237

	830,231	472,823

Un-remitted taxable dividends from subsidiaries	—	(73,274)

Total deferred tax asset	830,231	399,549

Business assets tax (BAT)

The business assets tax was enacted as a complementary tax to Venezuelan income tax and is calculated on the simple average tax base of the taxpayer’s tangible and intangible assets located in Venezuela and used in the production of income derived from commercial or industrial activities. The tax rate applicable to the tax base is 1% a year, which is reduced in proportion to the percentage of export sales to total sales. The Business Asset Tax Law allows any business asset tax paid as an income tax credit to be carried forward for the following three years.

As of December 31, 2005, CANTV does not have any carry-forward business asset tax credits.

On August 17, 2004, the Law repealing this tax was published in Official Gazette of Venezuela No. 38,002, effective beginning September 1, 2004.

Value added tax (VAT)

The value added tax is based on a tax credit system and applies to the different stages of production and sales. It is payable based on the value added at each of these stages. The VAT rate is set annually through the Venezuelan Budget Law and as of December 31, 2005 the applicable rate is 14% (16% from December 2003 until August 2004, and 15% until September 2005). This Law also introduced, effective September 2002, an additional 10% tax on defined luxury goods and services.

Bank debit tax

The bank debit tax is levied upon debits or withdrawals made from current and savings accounts, custody deposits, or any other type of demand deposit, liquid asset funds, trust funds and other financial market funds or financial instruments transacted by individuals or corporations with Venezuelan banks and financial institutions for transactions in excess of 32 tax units per month (equivalent to Bs 790,400 in nominal amounts). Beginning December 16, 2004, this amount changed to 40 tax units (equivalent to Bs 988,000 in nominal amounts). The applicable tax rate was 0.75% until December 31, 2003 and changed to 0.5% from January 1, 2004 until December 31, 2005. On December 1, 2005, an Official Gazette was published extending the effectiveness of the bank debit tax until December 31, 2006. During the years ended December 31, 2005 and 2004, the Company incurred bank debit tax expense of Bs 20,072 and 18,082, respectively.

On February 8, 2006, the Law repealing this tax was published in Official Gazette of Venezuela No. 38,375, effective beginning February 10, 2006.

NOTE 20 - TRANSACTIONS WITH RELATED PARTIES:

In the normal course of business, the Company enters into transactions with certain of its stockholders and their respective affiliates. In addition, the Government has significant influence over the Company’s tariffs, regulations, labor contracts and other matters involving the Company. The Government is also the largest customer of the Company (Note 11 - Accounts receivable from Venezuelan Government entities).

Transactions with stockholders’ affiliates include purchases of inventories, supplies, plant and equipment, technical and administrative assistance and net revenue (expense) related to settlement of international telephone traffic with these affiliates of Verizon Communications Inc (Verizon). Balances of these transactions for the years ended December 31 are shown below:

	2005	2004
Purchase of inventories, supplies, plant and equipment of stockholders’ affiliates	75,307	57,171

Technical and administrative assistance expenses	27,131	10,475

Net income (expense) related to the settlement of international telephone traffic with affiliates	1,754	(393)

Transactions for technical and administrative assistance are in respect of consulting services, support to implement new technologies, strategic planning and analysis, training and personnel services, among others.

As of December 31, 2005 and 2004, the Company has interest-free short-term accounts payable to Verizon of Bs 45,180 and Bs 33,391, respectively. There are no guaranties given to or received from related parties.

For the years ended December 31, 2005 and 2004, the aggregate amount of compensation paid by the Company to all principal directors, alternate directors and executive officers was Bs 9,928 and Bs 6,823, respectively, and the aggregate amount accrued by the Company to provide pension, retirement or similar benefits for executive officers, pursuant to existing plans, was Bs 2,863.

NOTE 21 - COMMITMENTS AND CONTINGENCIES:

The Company has the following commitments and contingencies:

Capital expenditures

The Company’s payment commitments as of December 31, 2005 in respect of capital expenditures amount to approximately U.S.$43 million.

Operating leases

The Company leases equipment and real property under operating leases for periods of one year or less. Lease agreements generally include automatic extension clauses for equal terms, unless written termination notification is provided. Lease commitments for real property and equipment are approximately: Bs 35,897 for 2006, Bs 59,222 for 2007, Bs 76,690 for 2008, Bs 96,018 for 2009 and Bs 76,690 for 2010.

In addition, the Company’s operating leases expense was Bs 39,310 and Bs 29,912 for the years ended December 31, 2005 and 2004, respectively.

Litigation and provision for contingencies

The Company is involved in a number of legal and administrative proceedings which are presented below:

In May 2000 and December 1999, the Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT) (the National Integrated Service of Customs and Taxes) notified CANTV and Movilnet of additional tax assessments amounting to Bs 271,179 and Bs 26,954, respectively, mainly related to the rejection of investment tax credits used for fiscal years ended December 31, 1994, 1995, 1996 and 1997. SENIAT objected to these credits claiming that telecommunications activities do not qualify as industrial activities. These assessments were appealed before the Sixth Court of Appeals on Litigious Matters and, in the opinion of management and its legal counsel, there is a high probability of a ruling in favor of CANTV and Movilnet. It is important to point out that in 1999 this Court ruled in favor of another telecommunications company. However, that decision was appealed by SENIAT and a final ruling is pending. Based on this opinion, the Company has not recorded any accruals related to this assessment.

In June 2002, Caveguías was subject to a similar additional tax assessment by SENIAT of approximately Bs 44,312. This assessment was in respect of income tax returns for the years ended December 31, 1996, 1997, 1998 and 1999, in which SENIAT objected to the deferral of revenue in respect of the sale of advertising space. The Company appealed these assessments before the Eighth Court of Appeals on Litigious Matters. In the opinion of management and its legal counsel, there is a high probability of a favorable decision, and, accordingly, no accrual or provision has been recorded.

In June 2003, a commercial associate introduced an arbitration request before the Arbitration Center of the Commercial Chamber of Caracas, claiming damages of Bs 20,399 due to default by Movilnet in compliance with an agreement. On October 8, 2003, Movilnet responded to these claim and on January 16, 2004, the Arbitration Court was installed. In September 2004 this Arbitration Center declared in favor of the commercial associated, and required a payment of Bs 8,000 by Movilnet, which was paid in January 2005. At December 2004, a provision for this amount was recorded to cover this obligation. During October 2005 this commercial associate issued a new lawsuit before a Commercial Court for concept of loss of future income due to default in compliance with the same commercial agreement for Bs 257,000. In the opinion of management and its legal counsel, there is a high probability of a favorable decision, and, accordingly, no accrual or provision has been recorded for this second lawsuit.

During February 2004, CANTV Telecommunication Centers were subject to additional tax assessments by the tax authorities in two states of the central region of Venezuela. As a result of this assessment, 37 centers received sanctions including fines and were closed for 48 and 72 hours as a result of their non-compliance with certain value added tax matters. Some of the sanctions were effective at that moment while others are currently being appealed. There is a risk for CANTV that Telecommunication Centers could request CANTV assume some responsibility as business allies. Damages might be attributable to both CANTV and the Telecommunication Centers as co-participants. The portion to be assigned to each party is currently being determined. As of December 31, 2005 CANTV has set aside a provision of Bs 5,507 for this contingent liability. Based on the opinion of legal counsel handling these proceedings, Company management believes that the provision is reasonable to cover this risk.

In December 2004, CONATEL notified CANTV of inspection reports resulting from their review of tax payments called for by the Telecommunications Law, made by CANTV in 2000 and

Movilnet and CANTV.Net for 2000 to 2003. The main concepts objected to by CONATEL in determining the tax base for computation of this tax are the deduction of uncollectible write-offs and discounts granted to customers. In addition, CONATEL objected to Movilnet’s exclusion of net interconnection revenue from the tax base for the Special Telecommunications Tax of Wireless Services. In January 2006, the Company received the final resolution from CONATEL in respect of the Administrative Summary indicating total additional taxes, penalties and interest of Bs 8,125 for CANTV, Bs 92,865 for Movilnet and Bs 656 for CANTV.Net. Based on the opinion of external legal counsel, the Company considers that these tax assessments are groundless and has not set aside a provision in respect of these inspection reports.

In addition, an important number of other labor-related lawsuits and claims have been made against CANTV for approximately Bs 438,112 (including inflation adjustment of the lawsuits), most of which are related to special retirement initiatives, employee severance benefits and other benefits related to early retirement. These lawsuits are currently pending and, as of the date of these financial statements, their final outcome is not predictable. CANTV has settled a number of these cases through mediation and negotiation with the parties involved, and is currently in the process of resolving claims and lawsuits filed by former employees.

Based on the opinion of legal counsel handling these proceedings, Company management believes that most of these cases and other will be resolved in the Company’s favor and that total provision set aside of Bs 134,513, is reasonable as of December 31, 2005 to cover these contingencies considered probable.

Reconciliation of changes generated during the year of the provision for tax and legal contingencies is as follows:

Balance at beginning of year	77,717
Expense of the year	68,878
Write-offs and/or payments	(12,082)

Balance at end of year	134,513

Concession mandates

Plant modernization is not currently required under the concessions.

The Regulations for Basic Telephony Services require basic telephony service operators to install and maintain public telephone equipment equivalent to 3% of their subscriber base. As of December 31, 2005, the Company has complied with the obligations established in these regulations.

The guidelines for the market opening in Venezuela (Note 4 - Concessions and Regulation) included certain quality service standards that incorporate minimum and maximum targets. These targets were CONATEL’s basis to issue the Administrative Ruling on Quality Service applicable to all basic telecommunication services operators. This Administrative Ruling was published in the Official Gazette of Venezuela No. 37,968 on June 28, 2004, and established a period of 120 days for the operators to adapt their systems and measuring mechanisms, after which time operators have an adaptation period of up to three quarters to reach minimum and maximum targets established in this Administrative Ruling.

NOTE 22 - SEGMENT REPORTING:

The identifiable segments are strategic business units offering different products and services in the telecommunications industry and related services. These segments are managed separately since each business requires different technology and marketing strategies. The Company manages its operations mainly in two business segments: wireline and wireless services. The wireline services segment provides local, domestic and international long distance services and other telecommunications-related services. The wireless services segment provides nationwide cellular mobile services. Substantially all of the Company’s businesses are conducted in Venezuela and substantially all its assets are located in Venezuela.

In January 2005, CANTV and Movilnet signed an agreement in which CANTV grants Movilnet a license to use its commercial trademark in exchange of 3% of Movilnet gross revenues. The term of the agreement is for five years, automatically renewable.

Segment results for years ended December 31, 2005 and 2004, and assets and liabilities as of December 31, 2005 and 2004, are shown below:

	2005	2004
Wireline services:
Operating revenues -
Local services	915,147	895,132
Domestic long distance	296,009	281,348

Local and domestic long distance	1,211,156	1,176,480

International long distance	113,481	106,277
Net settlements	2,055	(2,015)

Total international long distance	115,536	104,262

Fixed to mobile outgoing calls	753,888	615,265

Interconnection incoming	124,633	99,911

Other services	1,235,617	920,618

Total operating revenue	3,440,830	2,916,536

Intersegment operating revenue	(524,676)	(388,998)

Operating loss (*)	(285,439)	(17,914)

Depreciation and amortization	529,244	667,512

(Loss) income before income taxes (*)	(220,454)	37,395

Capital expenditures in fixed assets and information systems, net	344,669	252,659

Assets at the end of the year	6,479,113	6,030,172

Pension and other post-retirement benefit obligations	1,578,698	751,936

Liabilities at the end of the year	2,778,173	2,030,424

Wireless services:
Operating revenues -
Access	119,758	89,103
Airtime	781,822	508,342
Interconnection	535,015	390,411
Special services	383,480	228,157
Equipment sales	431,169	197,676
Other	79,751	49,205

Total operating income	2,330,995	1,462,894

Intersegment income	(349,338)	(285,382)

Operating income	148,970	219,837

Depreciation and amortization	291,133	177,059

Income before income taxes	165,946	202,267

Capital expenditures in fixed assets and information systems, net	613,258	263,108

Assets at the end of the year	2,456,369	1,868,035

Liabilities at the end of the year	1,972,366	729,460

The reconciliation of segment operating revenues, operating (loss) income, assets and liabilities to the consolidated financial statements as of December 31 are shown below:

Reconciliation of operating revenues:

	2005	2004
Reported segments	5,771,825	4,379,430
Other telecommunications-related services	252,972	192,146
Elimination of intersegment operating revenues	(936,405)	(735,917)

Total operating revenues	5,088,392	3,835,659

Reconciliation of operating (loss) income:

	2005	2004
Reported segments (*)	(136,469)	201,923
Other telecommunications-related services	50,310	9,233

Total operating (loss) income	(86,159)	211,156

Reconciliation of income before income taxes:

	2005	2004
Reported segments (*)	(54,508)	239,862
Other telecommunications-related services	59,371	19,247

Total income before income taxes	4,863	259,109

Reconciliation of assets:

	2005	2004
Reported segments	8,932,565	7,898,207
Elimination of assets	(1,967,129)	(1,756,204)
Other telecommunications-related services	321,758	254,582

Total assets at the end of the year	7,290,111	6,396,585

Reconciliation of liabilities:

	2005	2004
Reported segments	4,750,537	2,759,884
Elimination of liabilities	(1,258,924)	(400,588)
Other telecommunications-related services	129,429	76,819

Total liabilities at the end of the year	3,621,042	2,436,115

(*)	Segments reported include in 2005’s results Bs 694,916 (Bs. 44,426 in 2004), related to the expense from the additional pension obligation due to the Supreme Court ruling (Note 16 (b) - Retirement benefits).

NOTE 23 - EXCHANGE CONTROL:

By means of an agreement between the Venezuelan Government and BCV, published in the Official Gazette of Venezuela No. 37,614 of January 21, 2003, the trading of foreign currencies in the country was suspended for five business days. This agreement was then extended for five additional business days as reported in the Official Gazette of Venezuela No. 37,618 of January 27, 2003.

On February 5, 2003, Exchange Agreements No. 1 and 2 were published in the Official Gazette of Venezuela No. 37,625 and, on February 7, 2003, Exchange Agreement No. 3 was published in the Official Gazette of Venezuela No. 37,627 (collectively, the Exchange Agreements). The Exchange Agreements set out the rules for the Foreign Currency Administration Regime and established the exchange rate applicable for transactions set forth in the Exchange Agreements. The Exchange Agreements, among other things, establish the following conditions:

a)	BCV will centralize the purchase and sale of currencies in the country under the terms agreed upon;

b)	The Comisión de Administración de Divisas (CADIVI) (the Commission for the Administration of Foreign Currency) will coordinate, manage, control and establish the requirements, procedures and restrictions for the execution of the Exchange Agreements;

c)	The applicable exchange rates subsequent to the Exchange Agreements’ effective dates were Bs 1,596/U.S.$1 for purchase and Bs 1,600/U.S.$1 for sale; and,

d)	The purchase and sale in local currency of Venezuelan Government securities issued in foreign currency would be discontinued until the BCV and the Venezuelan Government establish regulations for these transactions.

Additionally, the Venezuelan Government issued Decree No. 2,302 on February 5, 2003, subsequently amended by Decree No. 2,330 of March 6, 2003, that established the functions of CADIVI as well as the Rules for Administration and Control of Foreign Currencies. As provided by this Decree, the President of the Republic, in the Council of Ministers, approved the general guidelines for the distribution of foreign currencies in the currency exchange market, based on CADIVI’s opinion and the foreign currencies budget prepared under the application of the Exchange Agreements. This Decree also establishes that the acquisition of foreign currencies is subject to prior registration of the interested party at the registry, authorization to participate in the exchange regime with the supporting documentation and other requirements to be established by CADIVI.

On April 22, 2003 and June 18, 2003, Rulings No. 25 and No. 34 were published in Official Gazettes of Venezuela No. 37,674 and No. 37,714, respectively, by means of which CADIVI manages the administration and formalities for foreign currency acquisition to pay private foreign debt acquired before January 22, 2003. External debt registered by CANTV and Movilnet with CADIVI on that date was U.S.$212 million and U.S.$52 million, respectively.

On February 9, 2004, the Ministry of Finance, together with the BCV, modified the exchange rate set out under Exchange Agreement No. 2 dated February 5, 2003 and established new exchange rates effective as of that date of Bs 1,915.20/U.S.$1 for purchase and Bs 1,920/U.S.$1 for sale.

On May 31, 2004, CADIVI published a resolution concerning requests for currency for the import of goods and services for the telecommunications industry, effective on that that date. Accordingly, the Company must apply for foreign currency each semester with an estimate of its requirements for the period. The approvals from CADIVI will be granted on a monthly basis.

On March 2, 2004, the Venezuelan Government and BCV, established new exchange rates effective as of that date of Bs 2,144.60/U.S.$1 for purchase and Bs 2,150/U.S.$1 for sale.

The Government has issued Decrees and Rulings establishing requirements, controls and steps for authorization for foreign currency purchases, as well as the general guidelines for the distribution and administration of this foreign currency destined for the currency exchange market.

As of December 31, 2005, the Company had applied to CADIVI for a total of U.S.$1,635.4 million, since the establishment of the current exchange control regime. As of December 31, 2005, CADIVI has approved U.S.$1,512.8 million, of which U.S.$1,249.3 million has been received.

The Company continues to process the necessary formalities to comply with the requirements of CADIVI in order to apply for additional foreign currency.

In 2004 the Venezuelan Government approved the Illicit Foreign Exchange Conversion Law making illegal any demand, offer, purchase or sale of U.S. dollars in violation of the requirements of CADIVI and the conversion of any amount in excess of U.S.$10,000 annually in the illegal foreign exchange market. The import and export of foreign currency in amounts greater than U.S.$10,000 must be declared to CADIVI. Goods and services’ exporters are obligated to sell their foreign currency earned from commercial transaction to the BCV. Operations using ADS as well as Venezuelan Government dollar-denominated bond issues subscribed to in local currency are exempt. Violators will be subject to fines equal to two or three times the total amount of the transaction, seizure of the subject foreign currency and incarceration ranging from two to seven years.

NOTE 24 - INTENT FOR THE ACQUISITION OF DIGITEL:

On November 21, 2004, CANTV executed a stock purchase agreement with TIM International N.V. for the acquisition of 100% of the telecommunications company Digitel at a total value of U.S.$450 million. On May 5, 2005, CONATEL, based on the Pro-Competencia’s recommendation, notified CANTV of its decision not to approve the acquisition of Digitel, therefore, on May 25, 2005 the stock purchase agreement was terminated pursuant to its terms. Costs incurred during this transaction were expensed as incurred.

NOTE 25 – Subsequent events:

On February 22, 2006 CANTV’s Board of Directors approved a dividend of Bs 700 per share that will be presented for the approval by the Stockholders’ Assembly to be held on March 31, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ Armando Yañes
Armando Yañes
Chief Financial Officer

Date: April 17, 2006